Eexhibit 99.3

IM Cannabis Corp.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2025

May 15, 2025

Management’s Discussion and Analysis

Management’s Discussion and Analysis
INTRODUCTION

IM Cannabis Corp. (“IM Cannabis” or the “Company”) is a British Columbia company operating in the international medical cannabis industry. The Company’s common shares (the “Common Shares”) trade under the ticker symbol “IMCC” on both the NASDAQ Capital Market (“NASDAQ”) and the Canadian Securities Exchange (“CSE”) as of March 1, 2021 and November 5, 2019, respectively.

This Management’s Discussion and Analysis (“MD&A”) reports on the consolidated financial condition and operating results of IM Cannabis for the year and three months ended December 31, 2024. Throughout this MD&A, unless otherwise specified, references to “we”, “us”, “our” or similar terms, as well as the “Company” and “IM Cannabis” refer to IM Cannabis Corp., together with its subsidiaries, on a consolidated basis, and the “Group” refers to the Company, its subsidiaries, and Focus Medical Herbs Ltd.

This MD&A should be read in conjunction with the interim condensed consolidated financial statements of the Company and the notes thereto for the three months  ended March 31, 2025 and 2024 (the “Interim Financial Statements”), and with the Company's audited annual consolidated financial statements and the notes thereto for the years ended December 31, 2024 and 2023 (the “Annual Financial Statements”). References herein to “Q1 2025” and “Q1 2024” refer to the three months ended March 31, 2025 and March 31, 2024 respectively, and references to “2024” refer to the year ended December 31, 2024.

The Interim Financial Statements have been prepared by management in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS requires management to make certain judgments, estimates and assumptions that affect the reported amount of assets and liabilities at the date of the Annual Financial Statements and the amount of revenue and expenses incurred during the reporting period. The results of operations for the periods reflected herein are not necessarily indicative of results that may be expected for future periods. The Interim Financial Statements for the three months ended March 31, 2025, include the accounts of the Group, which includes, among others, the following entities:

Legal Entity	Jurisdiction	Relationship with the Company
I.M.C. Holdings Ltd. (“IMC Holdings”)	Israel	Wholly-owned subsidiary
I.M.C. Pharma Ltd. (“IMC Pharma”)	Israel	Wholly-owned subsidiary of IMC Holdings
I.M.C. Farms Israel Ltd. (“IMC Farms)(1)	Israel	Wholly-owned subsidiary of IMC Holdings
Focus Medical Herbs Ltd. (“Focus")(2)	Israel	Private company over which IMC Holdings exercises “de facto control” under IFRS 10
R.A. Yarok Pharm Ltd. (“Pharm Yarok”)	Israel	Wholly-owned subsidiary of IMC Holdings
Rosen High Way Ltd. (“Rosen High Way”)	Israel	Wholly-owned subsidiary of IMC Holdings
Rivoly Trading and Marketing Ltd. d/b/a Vironna Pharm (“Vironna”)”	Israel	Subsidiary of IMC Holdings
Adjupharm GmbH (“Adjupharm”)	Germany	Wholly-owned subsidiary of IMC Holdings
Trichome Financial Corp. (“Trichome") (3)	Canada	Former wholly-owned subsidiary
IMCC Medical Herbs Ltd. (“IMCC Medical Herbs”)(4)	Israel	Wholly-owned subsidiary of IMC Holdings
Xinteza API Ltd (“Xinteza”)	Israel	Subsidiary of IMC Holdings
Shiran Societe Anonyme (“Greece”)	Greece	Subsidiary of IMC Holdings
IM Cannabis Holding NL B.V Netherlands (“IMC Holdings NL”)	Netherlands	Wholly-owned subsidiary of IMC Holdings

Management’s Discussion and Analysis
(1)	On January 8, 2025, the Israeli Companies Registrar approved the liquidation status of IMC Farms, stating that the liquidation will be completed 100 days from the date of approval.

(2)	Effective February 26, 2024, IMC Holdings exercised its option to acquire a 74% ownership stake in Focus.

(3)	Discontinued operations. Please see note 21 in the 2024 Annual Financial Statements.

(4)	On January 13, 2025, the Israeli Companies Registrar approved the liquidation status of IMCC Medical Herbs, stating that the liquidation will be completed 100 days from the date of approval.

IIn this MD&A, unless otherwise indicated, all references: (i) “Company Subsidiaries” are to the Israeli Subsidiaries and Adjupharm, (ii) “Israeli Operations” are to IMC Holdings and the Israeli Subsidiaries as defined below, (iii) “Trichome” are to Trichome Financial Corp. and its subsidiaries. As of the date of this Annual Report “Israeli Subsidiaries” means IMC Holdings, IMC Pharma, Focus, Pharm Yarok, Rosen High Way, Vironna and Xinteza.

All dollar figures in this MD&A are expressed in thousands of Canadian Dollars ($), except per share data and unless otherwise noted. All references to “NIS” are to New Israeli Shekels. All references to “€” or to “Euros” are to Euros. All references to “US$” or to “U.S. Dollars” are to United States Dollars. The Company’s shares, options, units, prefunded warrants, warrants and prices are not expressed in thousands. Prices are not expressed in thousands.

NON-IFRS FINANCIAL MEASURES

Certain non-IFRS financial measures are referenced in this MD&A that do not have any standardized meaning under IFRS, including “Gross Margin”, “EBITDA” and “Adjusted EBITDA”. The Company believes that these non-IFRS financial measures and operational performance measures, in addition to conventional measures prepared in accordance with IFRS, enable readers to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. For a reconciliation of these non-IFRS financial measures to the most comparable IFRS financial measures, as applicable, see the “Metrics and Non-IFRS Financial Measures” section of the MD&A.

NOTE REGARDING THE COMPANY’S ACCOUNTING PRACTICES

The Company complies with IFRS 10 to consolidate the financial results of Focus, a holder of an Israeli Medical Cannabis Agency (“IMCA”) license, which allows it to import and supply cannabis products, based on which IMC Holdings exercises “de facto control.” For a full explanation of the Company’s application of IFRS 10, see “Legal and Regulatory – Restructuring”. On February 26, 2024, the IMCA approved IMC Holdings request to exercise its option to purchase the 74% interest in Focus held by Oren Shuster and Rafael Gabay. As of February 26, 2024, IMC Holdings holds 74% of Focus shares.

Management’s Discussion and Analysis
EXECUTIVE SUMMARY

OVERVIEW – CORPORATE STRUCTURE

The Company was incorporated on March 7, 1980, under the name “Nirvana Oil & Gas Ltd.” pursuant to the Business Corporations Act (British Columbia).

The Common Shares trade under the ticker symbol “IMCC” on both the Nasdaq and CSE effective March 1, 2021, and November 5, 2019, respectively, and certain warrants of the Company are listed and posted for trading on the CSE under the symbol “IMCC.WT”.

On October 4, 2019, in connection with the reverse take over transaction by IMC Holdings, the Company completed a consolidation of its Common Shares on a 2.83:1 basis, changed its name to “IM Cannabis Corp.” and changed its business from mining to the international medical cannabis industry.

On February 12, 2021, in connection with its Nasdaq listing application, the Company completed a consolidation of its Common Shares on a 4:1 basis.

On November 17, 2022, in connection with regaining compliance with Nasdaq’s continued listing standards, the Company completed a 10:1 consolidation of its Common Shares, which was approved by shareholders at the Company’s annual and special meeting of shareholders held on October 20, 2022.

On July 12, 2024, in connection with regaining compliance with Nasdaq’s continued listing standards, the Company completed a 6:1 consolidation of its Common Shares. The exercise price and/or conversion price and number of Common Shares issuable under any of the Company's outstanding convertible securities were proportionately adjusted in connection with the July 2024 Consolidation.

OVERVIEW – CURRENT OPERATIONS IN ISRAEL AND GERMANY

IM Cannabis is an international cannabis company that is focused on providing premium cannabis products to medical patients in Israel and Germany, two prominent countries in the global medical cannabis industry. With the April 1st, 2024, partial cannabis legalization in Germany, the cannabis market is experiencing accelerated growth, especially within the medical sector with lower barriers to entry for new patients. This trend is expected to continue as new users enter the market. IM Cannabis has shifted its focus and resources to concentrate on the burgeoning German cannabis market where the Company is expected to drive accelerated growth. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

On November 7, 2022, the Company has ceased its operations in Canada, deconsolidated Trichome pursuant to IFRS10 and announced that it is pivoting its focus and resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany.

Management’s Discussion and Analysis
In winding down its Canadian operations, there are no remaining liabilities to the Company or any of its consolidated subsidiaries related to the Canadian entities, except tax obligations of $839 related to a debt settlement with L5 Capital Inc. (“L5 Capital”). The Companies’ Creditors Arrangement Act (the "CCAA Proceedings") were solely in respect of the Trichome Group. As such, the Company’s other assets or subsidiaries, including those in Israel and Germany, were not parties to the CCAA Proceedings. Court materials filed in connection with Trichome's CCAA Proceedings can be found at: https://www.ksvadvisory.com/insolvency-cases/case/trichome.

In Israel, the Company imports, distributes and sells cannabis to local medical patients by operating medical cannabis retail pharmacies, online platforms, distribution center and logistical hubs operating through IMC Holdings’ subsidiaries, leveraging proprietary data and patient insights. The Company also preserves its existing proprietary genetics with third-party cultures facilities in Israel. As part of its ongoing cost optimization efforts, the Company closed its trading house at the end of November 2024. The trading house was operated by Rosen High Way, which, following the closure, updated its license with the IMCA to focus exclusively on the importation of cannabis products. This strategic decision is expected to reduce operational expenses and enhance efficiency across the Company’s distribution activities.

In Germany, the IM Cannabis ecosystem operates through Adjupharm, importing and distributing cannabis to pharmacies for patients, and acting as the Company’s entry point for potential Europe-wide distribution in the future.

The company focused on building a unique supply chain tailored to the group's needs in Germany. This process leveraged the extensive knowledge and experience gained in Israel, ensuring its effective implementation in the German market throughout 2025.

With the recent regulatory changes in both Israel and in Germany, the market dynamics are changing.

Germany legalized cannabis on April 1, 2024, facilitating the access to medical cannabis prescriptions for patients and legalizing non-profit social clubs starting July 1, 2024. The change in regulation has already led to rapid expansion within the last months, driven by the number of new patients entering into the market, highlighting the importance of a stable supply chain able to respond quickly to increases in demand. The Company is focusing on increasing its supply to Germany to support further growth. The proposed Israeli medical cannabis regulatory reform entered into vigor on April 1, 2024, as well. While the impact in Germany was reflected immediately in the market, the Israeli reform is starting slowly and will take time for the impact to be reflected in the market.

For further information regarding the Germany new legislation and the Israeli Reform, please see sections "Regulatory Framework in Israel" and "Regulatory Framework in Germany" below.

OUR GOAL – DRIVE PROFITABLE REVENUE GROWTH

Our primary goal is to sustainably increase revenue in each of our core markets, to accelerate our path to profitability and long-term shareholder value while actively managing costs and margins.

HOW WE PLAN TO ACHIEVE OUR GOAL – CORE STRATEGIES

Our strategy of sustainable and profitable growth consists of:

•
Continue building on the increasing demand and positive momentum in Israel and Germany, supported by strategic alliances with suppliers and a highly skilled sourcing team, to cement its leadership position in markets where the Company operates.

•
Develop and execute a long-term growth plan in Germany, based on the strong sourcing infrastructure in Israel which is powered by advanced product knowledge and regulatory expertise establishing, in the Company’s view, a competitive advantage following the April 1, 2024, legalization in Germany.

Management’s Discussion and Analysis
•
Increasing inventory levels to meet the rising demand in Germany and securing new suppliers and additional supply chains from Israel and other countries to ensure product availability and support our growth in Germany.

•	Properly position brands with respect to target-market, price, potency and quality, such as our IMC brand in Israel and Germany.

•	Strong focus on efficiencies and synergies as a global organization with domestic expertise in Israel and Germany.

•	High-quality, reliable supply to our customers and patients, leading to recurring sales.

•	Ongoing introduction of new Stock Keeping Units (“SKU”) to keep consumers and patients engaged.

RESULTS – Q1 2025 REVENUE

STRATEGY IN DETAIL

GEOGRAPHIES AND NEW MARKETS

The Company is a medical cannabis company operating in Germany and Israel, two high-value markets, with a focus on profitability in 2025. The Company was also actively servicing adult-use recreational consumers in Canada; however, these operations were discontinued and deconsolidated, effective November 7, 2022, pursuant to IFRS10. With the April 2024 legalization in Germany, we pivoted our focus and resources, leveraging our 15 years of experience in the Israeli market, to drive accelerated growth in Germany.

Management’s Discussion and Analysis
Israel

As one of the original eight Israeli cannabis pioneers, IMC has built a strong sourcing infrastructure in Israel and Canada. We have advanced product knowledge, regulatory expertise, and strong commercial partnerships. Our extensive experience has made IMC a leading brand within the premium market segment.

We supply the Israeli medical cannabis market with our own IMC-branded products and exclusive ultra-premium Canadian cannabis brands, with which we have signed strategic licensing agreements.

The company also operates in the retail segment. The Company, through IMC Holdings, holds two licensed pharmacies, each selling medical cannabis products to patients: (i) Vironna, a leading pharmacy in the Arab sector, and (ii) Pharm Yarok, the largest pharmacy in the Sharon Plain area and a big call center in the country (Vironna and Pharm Yarok collectively, the “Israeli Pharmacies”).

In addition, IMC, through IMC Holdings, operates a home delivery service, an online retail platform and a call center, effectively covering the entire country.

Germany

IMC has been operating though Adjupharm, its German subsidiary, since 2019, building the foundation needed to drive growth after the April 2024 legalization. We believe that our strong sourcing infrastructure in Israel, powered by advanced product knowledge and regulatory expertise, gives us a competitive advantage in the growing German market. This is based on the premise that the German and Israeli markets share a number of common attributes such as robust commercial infrastructure, highly developed digital capabilities, favourable demographics and customer preferences.

The Company’s focus in Germany is to import cannabis from its supply partners, which are then sold through our own IMC branded products, as well as exclusive ultra premium Canadian cannabis brands, with which we have signed strategic licensing agreements.

Our German operations are underpinned by a state-of-the-art warehouse and EU-GMP production facility in Germany (the “German Logistics Center”) with all the necessary licenses to engage in additional production, cannabis testing, and release activities. Adjupharm can repackage bulk, perform stability studies, and offer such services to third parties.

BRANDS

The IMC brand is well-known in the Israeli medical cannabis market, with reputable brands highly popular among Israeli consumers.

Israeli Medical Cannabis Business

The IMC brand has established its reputation in Israel for quality and consistency over the past 15 years and, more recently, with new high-end, ultra-premium strains that have made it to the top-sellers list in pharmacies nationwide.

The Group maintains a portfolio of strains sold under the IMC umbrella from which popular medical cannabis dried flowers and full-spectrum cannabis extracts are produced.

The IMC brand offers different products, leading with the highest-quality Canadian craft cannabis flower, which has established IMC as the leader of the super-premium segment in Israel.

Brands under the IMC Cannabis Portfolio:

The Craft Collection – IMC brand’s premium product line with indoor-grown, hand-dried and hand-trimmed high-THC cannabis flowers. The Craft Collection includes exotic and unique cannabis strains such as Sup.S.

Management’s Discussion and Analysis
The Top-Shelf Collection - IMC’s premium product line which offers indoor-grown, high-THC cannabis flowers with strains such as Lemon Rocket, Diesel Drift, Tropicana Gold, Lucy Dreamz, Santa Cruz, Or’enoz, and Banjo. Inspired by the 1970's cannabis culture in America, the Top-Shelf Collection targets the growing segment of medical patients who are cannabis culture enthusiasts.

The Signature Collection –IMC brand’s high-quality product line with greenhouse-grown or indoor grown, high-THC cannabis flowers. The Signature Collection currently includes well known proprietary cannabis dried flowers such as Chemchew, Rockabye, FLO OG, Roma T15, Roma T20, Karma lada, Sydney, MOTORBRTH and B.F LMO, all an indoor-grown flowers.

The Full Spectrum Extracts –IMC brand’s full spectrum, strain-specific cannabis extracts, includes high-THC Roma®T20 oil and OIL GLTO 33.

Roma® Product Portfolio – IMC's Roma® portfolio also includes oils. IMC’s Roma® strain is a high-THC medical cannabis flower that offers a therapeutic continuum and is known for its strength and longevity of effect.

The WAGNERS™ - this brand launched in Israel in Q1 2022, with indoor-grown cannabis imported from Canada. The WAGNERS™ brand was the first international premium, indoor-grown brand introduced to the Israel cannabis market, at a competitive price point. The WAGNERS™ brand includes Cherry Jam, Rainforest Crunch, Tiki Rain, Pink Buba and Silverback#4.

BLKMKT™, the Company’s second Canadian brand. It isa super-premium product line with indoor-grown, hand-dried and hand-trimmed high-THC cannabis flowers. The BLKMKT™ includes BLK MLK, YA HEMI, PURPLE RAIN, JEALOUSY, Hemi GLTO, RAINBOW P, GUVA BOBA, Sunsets.rudel, Park fire OG and Up side down C.

LOT420 – this brand launched in Israel in Q2 2023, with super-premium indoor-grown cannabis imported from Canada with high-THC. The LOT420 brand includes GLTO 33, Apps and Bans and O.C. The Company ceased selling Atomic APP.

The PICO collection (minis)- Under the BLKMKT™ and LOT420 brands, the Company launched in 2023 a new type of product (small flowers), which is a super-premium indoor-grown cannabis imported from Canada with high-THC. The PICO collection includes the following products: PICO PURPLE RAIN, PICO YA HEMI, PICO JEALOUSY, Pico upside Down, PICO RAIN BOW, Pico California love, PICO BLK MLK and PICO Bacio Glto.

Flower – In Q2 2024, the Company launched a super-premium indoor-grown cannabis imported from Canada with high-THC. The Flower brand includes cannabis strains called California love and Face Sherb.

For more information, see “Strategy in Detail – Brands – New Product Offerings” section of the MD&A.

Management’s Discussion and Analysis
German Medical Cannabis Business

In Germany, IMC is positioned among the top cannabis companies in Germany. The Group’s competitive advantage in Germany lies in its track record, experience and brand reputation as a reliable partner for medical cannabis for both pharmacies and patients.

In Germany, IMC initially focused on selling only IMC branded products, both flowers and full spectrum extracts, to increase the brand awareness and build brand heritage among German healthcare professionals.

In the second half of 2024, IMC expanded its portfolio to include a new mid market brand “Selected” by IMC as well as BLKMKT™, an ultra premium Canadian brand.

The Company maintains a portfolio of strains sold under the IMC umbrella from which popular medical cannabis dried flowers and full-spectrum cannabis extracts are produced.

NEW PRODUCT OFFERINGS

Between our various geographies, the strategy for new products varies given that each market is at a different stage of development with respect to regulatory regimes, patient and customer preferences and adoption rates.

Israel

In Q1 2025, the Company launched 11 new cannabis strains in Israel, across 5 different brands.

Germany

In Q1 2025, the Company launched 12 new cannabis strains in Germany, across 2 different brands.

HIGH-QUALITY, RELIABLE SUPPLY

Israel

The Company is concentrating on leveraging its skilled sourcing team and strategic alliances with Canadian suppliers as well as the import of medical cannabis from its Canadian Facilities. The Company continues to import cannabis products and supply medical cannabis to patients through licensed pharmacies. To supplement growing demand, the Company continues its relationships with third-party cultivation facilities in Israel for the propagation and cultivation of the Company’s existing proprietary genetics and for the development of new products.

In addition, the Company is operating through its subsidiaries who obtained a license from the IMCA to, among others, import cannabis products and supply medical cannabis to patients.

Pursuant to the applicable Israeli cannabis regulations, following the import of medical cannabis, medical cannabis products are then packaged by contracted GMP licensed producers of medical cannabis. The packaged medical cannabis products are then sold by the Group under the Company’s brands to local Israeli pharmacies directly or through contracted distributors.

Management’s Discussion and Analysis
Germany

The Company continues to expand its presence in the German market by forging partnerships with pharmacies and distributors across the country and developing Adjupharm and its German Logistics Center as the Company’s European hub. Adjupharm sources its supply of medical cannabis for the German market and from various EU-GMP certified European and Canadian suppliers. The German Logistics Center is EU-GMP certified, upgrading Adjupharm production technology and increasing its storage capacity to accommodate its anticipated growth. Adjupharm has a certification for primary repackaging, making it one of a handful of companies in Germany fully licenced to repack bulk.

Adjupharm currently holds wholesale, narcotics handling, manufacturing, procurement, storage, distribution, and import/export licenses granted to it by the applicable German regulatory authorities (the “Adjupharm Licenses”).

CORPORATE HIGHLIGHTS AND EVENTS

KEY HIGHLIGHTS FOR THE FIRST QUARTER OF 2025

In the first quarter of 2025, the Company continued to focus on efficiency operations, increasing sales and presence in German cannabis market resulting in accelerated  growth in the region while continuing its sales efforts in the Israeli market. The Company continues with its efforts to establish new supply chain processes and to improve its Supplier base for the German market to support the year 2025 goal of profitability. The Company’s key highlights and events for the first quarter ended March 31, 2025, include:

Loan to Telecana

On November 29, 2022, the Company’s subsidiary, IMC Holdings entered into a convertible loan agreement (the “Telecana Loan Agreement”) with Telecana Ltd. (“Telecana”) and the sole shareholder of Telecana, whereby IMC Holdings loaned NIS 1,545 thousand (approximately $605) to Telecana according to the following advance schedule: NIS 45 thousand on January 15, 2023 (approximately $18); NIS 250 thousand on January 31, 2023 (approximately $98); NIS 500 thousand (approximately $196) on February 28, 2023; NIS 500 thousand (approximately $196) on April 5, 2023; and NIS 250 thousand (approximately $98) on May 5, 2023. Telecana opened a pharmacy and obtained from the IMCA a license to dispense medical cannabis products. Pursuant to the Telecana Loan Agreement, subject to IMCA approval, the loan can be converted into 51% of the share capital of Telecana, with such conversion to occur at the earlier: (i) upon receipt of a preliminary license from the IMCA; and (ii) at any time at the sole discretion of IMC Holdings.

On January 5, 2025, IMC Holdings entered into an agreement with a third party under which it sold all of its contractual rights under the Telecana Loan Agreement for a total consideration of NIS 350 thousand (approximately $138).

Short-term Loan Agreement

On October 17, 2023, IMC Holdings entered into a short-term loan agreement with a non-financial institute in the amount of NIS 1,800 thousand (approximately $660). Such loan bear interest at an annual rate of 18% and mature six months from the date of issuance along with the associated fees and commissions of 4% per annum for application fee and an origination fee of 4% per annum.

On April 17, 2024, IMC Holdings and the lender signed an amendment to extend the loan period until April 18, 2025, with an annual interest rate of 17% with no additional fees associated as in the initial loan period.

Management’s Discussion and Analysis
On January 16, 2025, the lender and IMC Holdings signed a second amendment extending the loan period until May 16, 2025. As part of the extension, IMC Holdings agreed to pay an additional fee of NIS 150 thousand. The lender is entitled to request the immediate repayment of EUR 35 thousand at any time by submitting a written request.

Change of Auditors

Effective January 16, 2025, at the request of the Company, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (the "Predecessor Auditor") resigned as the auditor of the Company, and Fahn Kanne & Co. Grant Thornton Israel (the "Successor Auditor"), were appointed as the replacement auditor of the Company. There were no reportable events in relation to the change of auditors. The Successor Auditor is the current auditors of the Company.

Effective with the change of auditor and pursuant to National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102"), the Company filed a reporting package (the "Reporting Package") on SEDAR+ (www.sedarplus.ca) under the Company's profile on January 17, 2025. The Reporting Package, which consisted of the following, is attached as Schedule to this MD&A:

(a)	Notice of Change of Auditor; and

(b)	Letter from Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global as predecessor auditor; and

(c)	Letter from Fahn Kanne & Co. Grant Thornton Israel as successor auditor.

Loan Agreement

On April 17, 2024, Pharm Yarok entered into a loan agreement with a non-financial institute in the amount of NIS 3,000 thousand (approximately $1,082) (the “April 2024 Loan”). The April 2024 Loan bears an annual interest rate of 15% and matures 12 months from the date of issuance. The April 2024 Loan is secured by the following collaterals and guarantees: (a) a first-ranking floating charge over the assets of Pharm Yarok (b) a first-ranking fixed charge over the holdings (23.3%) of its subsidiary, IMC Holdings, of Xinteza; (c) a personal guarantee by Mr. Oren Shuster, IMC’s CEO; and (D) a guarantee by the Company.

On January 30, 2025, Pharm Yarok and the lender signed an amendment to the April 2024 Loan in which it was agreed that Pharm Yarok will pay NIS 1,000 thousand on January 31, 2025 and the remaining amount will be repaid by October 31, 2025 but not before August 31, 2025.

Loan and Repayment to ADI

On October 11, 2022, IMC Holdings entered into a loan agreement with A.D.I. Car Alarms Stereo Systems Ltd (“ADI” and the “ADI Agreement”), to borrow a principal amount of NIS 10,500 thousand (approximately $4 million) at an annual interest of 15% (the “ADI Loan”), which is to be repaid within 12 months of the date of the ADI Agreement. The ADI Loan is secured by a second rank land charge on the German Logistics Center. In addition, CEO and Director of the Company, provided a personal guarantee to ADI should the security not be sufficient to cover the repayment of the ADI Loan.

On October 25, 2023, IMC Holdings and ADI signed an amendment to the ADI Agreement, extending the loan period by an additional 3 months. During this extended period, the interest rate will be 15%, with associated fees and commissions of 3% per annum for the application fee and an origination fee of 3% per annum. On February 26, 2024, IMC Holdings and ADI signed an additional amendment to the ADI Agreement, extending the loan period until April 15, 2024, with the same terms as the first amendment, as specified above.

Management’s Discussion and Analysis
The Company used the proceeds from the November 2024 Offering to repay the ADI Loan.

On March 5, 2025, IMC Holdings and ADI signed an amendment postponing the repayment of the remaining ADI Loan to June 30, 2025.

Company's annual and special meeting of shareholders

On March 6, 2025, the Company announced that it would hold an annual and special meeting of shareholders on May 23, 2025, with a record date of March 31, 2025 (the “Meeting”).

The Meeting will be held at the offices of the Company's legal counsel Garfinkle Biderman LLP, located at 1 Adelaide Street East, Suite 801, Toronto, Ontario M5C 2V9 on May 23, 2025, at 10:00 am (Toronto time), as it may be postponed or adjourned, for the following purposes:

a.	to receive and consider the consolidated audited financial statements of the Corporation for the financial years ended December 31, 2024, and 2023 and the auditors’ report thereon;

b.	to fix the number of directors of the Corporation at five;

c.	to elect the directors of the Corporation for the ensuing year, as will be more particularly set forth Instrument of Proxy and Circular, each prepared for the purpose of the Meeting;

d.
to appoint Fahn Kanne & Co. Grant Thornton Israel, a member of Grant Thornton Global, as the auditor of the Corporation until the earlier of the close of the next annual meeting of Shareholders or their earlier resignation or replacement, and to authorize the audit committee of the Board to fix the auditors’ remuneration;

e.
to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution of disinterested Shareholders authorizing and approving each of Messrs. Oren Shuster and Rafael Gabay becoming Control Persons (as such term is defined in the policies of the Canadian Securities Exchange) of the Corporation, as more particularly set forth in the Circular;

f.
to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution of disinterested Shareholders authorizing and approving IMC Holdings Ltd.’s, a wholly owned subsidiary of the Corporation, purchase of the remaining 26% of Focus Medical Herbs Ltd., as more particularly set forth in the Circular;

g.
to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution of Shareholders ratifying the repeal and replacement the Predecessor Plans with the adoption of the Equity Incentive Plan, as more particularly set forth in the Circular;

h.
to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution of Shareholders re-approving the Existing Option Plan, in the event that the Equity Incentive Plan does not receive the required approval of Shareholders at the Meeting, as more particularly set forth in the Circular; and

i.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

Management’s Discussion and Analysis
Changes Regarding the New Mizrahi Facility

On August 1, 2024, the credit line of approximately $1,850 related to the New Mizrahi Facility, as defined herein, was converted into a six-month short-term loan, bearing an annual variable interest rate of P+1.9% (with the Israel Prime interest rate as of the submission date being 6%). As of February 1, 2025, Mizrahi Bank has extended the short-term loan weekly.

On March 20, 2025, the bank and the Company signed an agreement modifying the terms as follows:

•
$1,560 (NIS 4 million) will be extended as a short-term loan with a six-month grace period, after which repayment will be made in 36 installments starting September 10, 2025. The loan will not require a personal guarantee, and an interest at a total rate of P+2.9% will be paid monthly beginning April 20, 2025.

•	The remaining $390 (NIS 1 million) will be extended as a credit line from March 19, 2025, to March 12, 2026.

For more information, please see "LIQUIDITY AND CAPITAL RESOURCES” below.

Financial results for the fourth quarter and year ended December 31, 2024

On March 31, 2025, the Company announced its financial results for the fourth quarter and year ended December 31, 2024.

SUBSEQUENT EVENTS

Nasdaq Notification Letter

On April 9, 2025, the Company has received a written notification (the "Notification Letter") from the Nasdaq Stock Market LLC ("Nasdaq"), notifying the Company that it is no longer in compliance with Nasdaq Listing Rule 5550(b)(1).

Nasdaq Listing Rule 5550(b)(1) (the "Listing Rule") requires companies listed on the Nasdaq Capital Market to maintain a minimum of US$2.5 million in stockholders' equity for continued listing. In the Company's Form 20-F for the period ended December 31, 2024, dated March 31, 2025, the Company reported stockholders' equity of US$ $2,184,722[1]. As of April 8, 2025, Nasdaq has also determined that the Company does not meet the alternative requirements relating to market value of listed securities or net income from continuing operations and, therefore, no longer complies with the Listing Rule.

The Notification Letter has no immediate effect on the Company's listing on the Nasdaq Capital Market at this time, subject to the Company's compliance with other Nasdaq listing requirements. In accordance with Nasdaq Listing Rule 5810(c)(2)(A), the Company has been provided 45 calendar days, or until May 26, 2025, to submit a plan to regain compliance. If such compliance plan is accepted by Nasdaq, the Company may be granted an extension of up to 180 calendar days from the date of the Notification Letter to evidence compliance.

The Company's business operations are not affected by the receipt of the Notification Letter. The Company is looking into various options available to regain compliance and maintain its continued listing on the Nasdaq Capital Market. The Company intends to submit the compliance plan as soon as practicable. Although the Company will use all reasonable efforts to achieve compliance, there can be no assurance that the Company will be able to regain compliance pursuant to the Notification letter, or that the Company will otherwise be in compliance with other Nasdaq listing criteria.

Management’s Discussion and Analysis
The Notification Letter has no immediate impact on the listing of the Company's common shares, which will continue to be listed and traded on The Nasdaq Capital Market during this period, subject to the Company's compliance with other listing standards.Purchase of remaining 26% of Focus Medical Herbs Ltd.

Through a series of transactions, the Company, through I.M.C. Holdings acquired a 74% interest in Focus. The Company intends to acquire from Ewave Group Ltd.'s ("Ewave") the remaining 26% interest in Focus (the "Focus Transaction"). Ewave is a privately-held entity jointly owned by Messrs. Shuster and Gabay, related parties to the Company.

The Board commissioned an arm's length independent third-party to prepare a report to determine the purchase price of the remaining 26% interest in Focus. They determined the purchase price to be NIS 818,740 (the "Focus Purchase Price"). The Company, IMC Holdings and Ewave have agreed that to preserve the Company's cash, they intend to settle the Focus Purchase Price through the issuance of common shares in the capital of the Company ("Common Shares") calculated on the basis of a deemed price per Common Share equal to the greater of: (x) the ten-day volume weighted average price of the Common Shares on the Canadian Securities Exchange (the "CSE") ending on the date the Company receives disinterested shareholders' approval to complete the Focus Transaction; and (y) the discounted market price pursuant to the policies of the CSE.

The Company plans to seek approval to complete the Focus Transaction from disinterested shareholders at its upcoming Meeting schedule for May 23, 2025.

Background of the Focus Transaction

On February 3, 2010, Focus, a private company operating in the State of Israel, was incorporated to engage in the cultivation and production of medical cannabis in compliance with a license issued by the Israeli Medical Cannabis Agency ("IMCA"). These operations continued until June 2022 when Focus ceased its cultivation and production activities related to medical cannabis and transitioned exclusively to the importation activities.

Originally, Focus was owned by Messrs. Shuster and Gabay, who collectively held 74% of Focus' share capital, and by Tal Tregerman, an agriculturist, who held the remaining 26%.

On November 29, 2017, Ewave and Mr. Tregerman entered into a loan agreement (the "Focus Loan Agreement") pursuant to which Mr. Tregerman received a loan in the amount of NIS 525,000 from Ewave for a period of 12.5 years at an annual interest rate of 6%. Pursuant to the terms and conditions of the Focus Loan Agreement, Ewave was provided the option to acquire Mr. Tregerman 26% share interest in Focus in settlement of the outstanding loan amount.

On March 18, 2018, Messrs. Shuster and Gabay sold their combined holdings, representing 74% of Focus' share capital, to IMC Holdings for a total consideration of NI 2,960,000 at a price of per share of NIS 822.22.

Due to regulatory constraints, on April 2, 2019, an agreement was reached between IMC Holdings and Messrs. Shuster and Gabay, pursuant to which IMC Holdings sold its shares in Focus back to Messrs. Shuster and Gabay for a total consideration of NIS 2,756,000. Simultaneously, the parties signed an option agreement pursuant to which Messrs. Shuster and Gabay granted IMC Holdings the right to purchase (the "Focus Option") 3,600 ordinary shares of Focus (each, a "Focus Share"), representing their combined 74% ownership interest in Focus, at a price of NIS 765.67 per Focus Share until April 2, 2029, subject to IMCA approval.

On November 30, 2023, IMC Holdings requested approval from IMCA to exercise the Focus Option and on February 26, 2024, IMCA approved IMC Holdings' acquisition of the Focus Shares.

Management’s Discussion and Analysis
On February 26, 2024, Ewave exercised its option under the Focus Loan Agreement to acquire Mr. Tregerman 26% share interest in Focus in settlement of the outstanding loan amount.

The Focus Transaction constitutes a "related party transaction", as such term is defined in Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions ("MI 61-101"), due to the involvement of Ewave, a privately-held entity jointly owned by Messrs. Shuster and Gabay, related parties to the Company, and as such requires the Company to receive minority Shareholder approval for, and obtain a formal valuation for the subject matter of, the transaction in accordance with MI 61-101, prior to the completion of such transaction, unless the Company is able to rely on exemptions from the formal valuation and minority Shareholder approval requirements of MI 61-101.

Notwithstanding the fact that the Focus Transaction is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to sections 5.5(a) and 5.7(1)(a) of MI 61-101, as neither the fair market value of the subject matter of the transaction, nor the consideration payable under the transaction, exceeds 25% of the Company's market capitalization insofar as it involves interested parties, the Board commissioned an arm's length third-party to prepare a report to determine the Focus Purchase Price and the Company is seeking disinterested shareholders' approval of the Focus Transaction at the upcoming Meeting as a means of good governance.

Filing of Information Circular for Upcoming Annual General and Special Meeting and Provides Additional Information on the Focus Transaction

On May 7, 2025 the Company announced that, further its news release dated April 11, 2025 (the “April 11 Release”), it has filed a management information circular (the “Circular”) in connection with the upcoming Meeting. Capitalized terms not otherwise defined herein have the meanings attributed to them in the April 11 Release.

Meeting Details

The Company’s board of directors (the “Board”) has set March 31, 2025 as the record date (the “Record Date”) for determining the Shareholders entitled to receive notice of and vote at the Meeting. The Meeting will be held at the offices of Company’s legal counsel, Garfinkle Biderman LLP, located at 1 Adelaide Street East, Suite 801, Toronto, Ontario M5C 2V9 on Friday, May 23, 2025 at 10:00 a.m. (Toronto time).

To be effective, proxies in respect of the Meeting must be duly completed, signed and returned in the envelope provided for that purpose to Computershare Trust Company of Canada, 8th Floor, 100 University Ave, Toronto, Ontario M5J 2Y1, by courier, by mail, by phone at 1-866-732-8683 (Toll Free North America) / 312-588-4290 (International Direct Dial) or by electronic voting through www.investorvote.com in each case by 10:00 a.m. (Toronto time) on May 21, 2025, or in the event of an adjournment or postponement of the Meeting, 48 hours before the time of the adjourned or postponed Meeting (excluding Saturdays, Sundays and holidays). Votes cast electronically are in all respects equivalent to, and will be treated in the exact same manner as, votes cast via a paper instrument of proxy. Further details on the electronic voting process are provided in the instrument of proxy.

The Company has elected to use the “notice-and-access” mechanism provided for under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer to deliver the Meeting materials to non-registered Shareholders, including the Circular, notice of Meeting, consolidated audited financial statements of the Company for the financial years ended December 31, 2024, and 2023 and the auditors’ report thereon and accompanying management’s discussion and analysis. This means that, rather than receiving paper copies of the Meeting materials in the mail, non-registered Shareholders as of the Record Date will have access to electronic copies of the Meeting materials at https://investors.imcannabis.com and under the Company’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar. The Meeting materials will remain on the Company’s website for a period of one year. Notice-and-access will not be used for the registered Shareholders and registered Shareholders will instead receive a paper copy of the Meeting materials and all proxy related materials in the mail.

For a description of the matters being considered at the Meeting, please refer to the Circular and Meeting materials and the information furnished above under "KEY HIGHLIGHTS FOR THE FIRST QUARTER ENDED MARCH 31, 2025".

Additional Information on the Focus Transaction

The Company provided Shareholders with additional information on the proposed Focus Transaction. To determine the Focus Purchase Price, the Board commissioned an arm’s length independent third-party, Beta Finance T.Y.S Ltd., a leading financial consulting company in Israel. Utilizing a discounted cash flow income approach, they determined the value of Focus, as of December 31, 2024, to be approximately NIS 3.1 million based on the future cash flow expected to be generated by its operations. Applying this analysis, it was determined that a 26% interest in Focus would be worth approximately NIS 818,740.

The Company, IMC Holdings and Ewave agreed that to preserve the Company’s cash, they intend to settle the Focus Purchase Price through the issuance of Common Shares, calculated on the basis of a deemed price per Common Share equal to the greater of: (x) the ten-day volume weighted average price of the Common Shares on the CSE ending on the date the Company receives disinterested shareholders’ approval to complete the Focus Transaction; and (y) the discounted market price pursuant to the policies of the CSE.

The Board (excluding the conflicted director) unanimously determined the Focus Transaction to be in the best interests of the Company and recommends the approval of the Focus Transaction and Focus Transaction Resolution (as such term is defined in the Circular) by disinterested Shareholders at the Meeting.

Management’s Discussion and Analysis
REVIEW OF FINANCIAL PERFORMANCE

FINANCIAL HIGHLIGHTS

Below is the analysis of the changes that occurred for the three months ended March 31, 2025, with further commentary provided below.

	For the three months ended March 31		For the year ended December 31
	2025	2024	2024
Net Revenues	$12,500	$12,063	$54,031
Gross profit before fair value impacts in cost of sales	$3,448	$1,789	$8,451
Gross margin before fair value impacts in cost of sales (%)	28%	15%	16%
Operating Profit (Loss)	$158	$(5,630)	$(10,234)
Net Profit (Loss)	$175	$(6,020)	$(11,771)
Loss per share attributable to equity holders of the Company – Basic (in CAD)	$0.09	$(2.52)	$(4.51)
Loss per share attributable to equity holders of the Company - Diluted (in CAD)	$0.09	$(2.52)	$(4.51)

* On July 12, 2024, the Company consolidated its issued and outstanding common shares based on one post-consolidated Common Share for every six pre-consolidated Common Shares. Post Consolidation, total Common Shares were reduced from 13,394,136 to 2,232,359 Common Shares (after rounding fractional Common Shares).

The Overview of Financial Performance includes reference to “Gross Margin”, which is a non-IFRS financial measure that the Company defines as the difference between revenue and cost of revenues divided by revenue (expressed as a percentage), prior to the effect of a fair value adjustment for inventory and biological assets. For more information on non-IFRS financial measures, see the “Non-IFRS Financial Measures” and “Metrics and Non-IFRS Financial Measures” sections of the MD&A.

OPERATIONAL RESULTS

In each of the markets in which the Company operates, it must navigate evolving customer and patient trends to remain competitive with other suppliers of medical cannabis products.

The Company believes several key factors create tailwinds to facilitate further industry growth. In Israel, the number of medical patients currently stand at 129,900 out of which - 108,700 with licenses and 21,200 with prescriptions as of March 2025. This figure is expected to grow in the coming years and may further benefit from regulatory changes liberalizing the cannabis market in Israel. IM Cannabis is a large distributor of medical cannabis in Israel.

Management’s Discussion and Analysis
Before April 2024, the growth of Germany's medical cannabis market had been slow, primarily due to challenges medical patients faced in obtaining prescriptions and securing insurance reimbursements. Starting April 1, 2024, following the official approval of cannabis legalization by the Bundestag (German Parliament), the Company has witnessed a significant rise in demand. Having already observed an increase in patients paying out-of-pocket for medical cannabis products in Germany over the past few years, the Company is now experiencing and anticipating further growth, leading to higher revenue.

	Germany Region Revenue for the three months ended
	2025	2024
	March 31,	December 31,	September 30	June 30,	March 31,
Revenue for the period	$7,705	$5,031	$5,817	$3,508	$1,152
Q vs Q change%	53%	-14%	66%	205%	-

The Company's products are in high demand in the German market, and it is investing efforts in building a strong, high-volume supply chain to support its current operation and future growth in the country. The increased revenue in the three months ended March 31, 2025, compared to the three months ended December 31, 2024, is due to increased levels of inventory sold during the period in the region and some offset revenue due to supply chain delays in Q4 2024 that were sold early during the period.

REVENUES AND GROSS MARGINS

REVENUES

The group's revenues are primarily generated from sales of medical cannabis products to customers in Israel and Germany. The reportable geographical segments in which the Company operates are Israel and Germany.

●
Revenues from the Israeli operation were attributed to the sale of medical cannabis through the Company’s subsidiaries and revenues from the Israeli Pharmacies the Company owns, mostly from cannabis products.

●	Revenues from the German operation were attributed to the sale of medical cannabis through Adjupharm.

For the three months ended March 31:

	Israel		Germany		Adjustments		Total
	2025	2024	2025	2024	2025	2024	2025	2024
Revenues	$4,795	$10,911	$7,705	$1,152	$-	$-	$12,500	$12,063
Segment income (loss)	$111	$(4,508)	$577	$(316)	$-	$-	$688	$(4,824)
Unallocated corporate expenses	$-	$-	$-	$-	$(530)	$(806)	$(530)	$(806)
Total operating income (loss)	$111	$(4,508)	$577	$(316)	$(530)	$(806)	$158	$(5,630)
Depreciation& amortization	$439	$655	$24	$25	$-	$-	$463	$680

Management’s Discussion and Analysis
The Group's consolidated revenues for the three months ended March 31, 2025, and 2024 were mainly attributed to the sale of medical cannabis products in Israel and Germany.

Revenues for three months ended March 31, 2025, and 2024 were $12,500 and $12,063, respectively, representing an increase of $437 or 4%. The increase is attributed to accelerated growth in Germany's revenue of $6,553 or 569%, offset by reduced Revenue in Israel of $6,116 net. The decrease in Israel is attributed to the Oranim deal cancellation, which resulted in decreased Revenue of approximately $3,527 vs. the three months ended March 31, 2024, and reduced sales of $2,589, partially due to a strategic shift of resources to expand our operations in the German market. We expect to fully recover the revenue gap in the upcoming periods.

COST OF REVENUES

The cost of revenues is comprised of the purchase of raw materials and finished goods, import costs, production costs, product laboratory testing, shipping, and salary expenses. When sold, inventory is later expensed to the cost of sales. Direct production costs are also expensed through the cost of sales.

The cost of revenues for the three months ended March 31, 2025, and 2024 were $9,052 and $10,274, respectively, representing a decrease of $1,222 or 12%. This is due to $nil clearing of old raw materials vs. a total of approximately $640 in the three months ended March 31, 2024 and a decrease of other expenses of about $582 net.

GROSS PROFIT

Gross profit for the three months ended March 31, 2025, and 2024 was $3,448 and $1,779, respectively, representing an increase of $1,669 or 94%.

Gross margin for the three months ended March 31, 2025, and 2024 was 28% and 15%, respectively.

EXPORT PERMIT DELAYS FROM CANADA TO ISRAEL

In the first quarter of 2025, the processing time for export permits from Canada to Israel increased significantly, more than quadrupling compared to Q1 2024. This unprecedented delay has created substantial bottlenecks throughout the supply chain, affecting delivery timelines and product availability in the Israeli market.

EXPENSES

GENERAL AND ADMINISTRATIVE

General and administrative expenses for the three months ended March 31, 2025, and 2024 were $2,009 and $2,332, respectively, representing a decrease of $323 or 14%.

The decrease in general and administrative expenses for the three months ended March 31, 2025 vs. 2024, is mainly due to $236 in professional fees ($463 and $699, respectively) and $59 in other expenses ($555 and $614 respectively).

Management’s Discussion and Analysis
SELLING AND MARKETING

Selling and marketing expenses for the three months ended March 31, 2025, and 2024 were $1,273 and $2,292, respectively, representing a decrease of $1,019 or 44%.

The decrease in selling and marketing expenses for the three months ended March 31, 2025, is mainly attributed to Oranim's revoking agreement of approximately $789.

OTHER OPERATING EXPENSES

Other operating expenses for the three months ended March 31, 2025, and 2024 were $nil and $2,753, respectively.

The decrease in Other operating expenses is attributed to one-time expenses due to revocation of the Oranim agreement on April 15, 2024, of $2,753 due to clearing Oranim assets and liabilities from the consolidated balances.

SHARE-BASED COMPENSATION

Share-based compensation expenses for the year ended March 31, 2025, and 2024 were $8 and $32, respectively, representing a decrease of $24 or 75%.

OPERATING EFFICIENCY AND OPERATING RATIO

The operating expense ratio for the three months ended March 31, 2025, was 26% vs. 61% for the three months ended March 31, 2024, representing an increased efficiency of approximately 57%. Excluding the One-time Oranim agreement revocation related expenses of $2,753, the operating ratio for the three months ended March 31, 2024 would have been 77% representing an increased efficiency of approximately 66%.

The efficiency ratio improvement results from decreased operational costs and increased revenue.

Management’s Discussion and Analysis
FINANCING

Financing income (expense) net for the three months ended March 31, 2025, and 2024 was $(12) and $(501), respectively, representing a Decrease of $489 or 98%. The finance expense decrease is mainly attributed to finance income due to the exchange rate effect of approximately $406 and Warrants evaluation effect of approximately $565.

NET PROFIT (LOSS)

Net Profit for the three months ended March 31, 2025, was $175 vs. net loss for the three months ended March 31, 2024, of $6,020, representing a net increase of $6,195 or 103%. The net profit or loss changes are related to factors impacting net income described above.

NET INCOME (LOSS) PER SHARE BASIC AND DILUTED

Basic income or loss per share is calculated by dividing the net income attributable to holders of Common Shares by the weighted average number of Common Shares outstanding during the period. Diluted income or loss per Common Share is calculated by adjusting the earnings and number of Common Shares for the effects of dilutive warrants and other potentially dilutive securities. The weighted average number of Common Shares used as the denominator in calculating diluted income or loss per Common Share excludes unissued Common Shares related to Options as they are anti-dilutive.

Basic Income or (Loss) per Common Share for the three months ended March 31, 2025, and 2024 were $0.09 and $(2.52) per Common Share, respectively.

Diluted net Income or (Loss) per share for the three months ended March 31, 2025, and 2024 were $0.09 and $(2.52), respectively.

* Shares Consolidation - On July 12, 2024, the Company consolidated its issued and outstanding common shares based on one post-consolidated Common Share for every six pre-consolidated Common Shares. Post Consolidation, total Common Shares were reduced from 13,394,136 to 2,232,359 Common Shares (after rounding fractional Common Shares).

TOTAL ASSETS

Total assets as of March 31, 2025, were $44,934, compared to $39,188 as of December 31, 2024, representing an increase of $5,746 or 15%. The increase is mainly due to an increase of $2,850 in trade receivables, $2,218 in Inventory, $1,031 in advances to suppliers, and $526 in Cash, offset by a decrease of $469 in other accounts receivable and $410 in non current assets which is mainly due to the Investment in Xinteza valuation on December 31, 2024.

INVESTMENT IN XINTEZA

On December 26, 2019, IMC Holdings entered into a Share Purchase Agreement (the “SPA”) with Xinteza API Ltd. (“Xinteza”), a company with a unique biosynthesis technology, under which IMC Holdings invested an aggregate amount of US$1,700 thousand (approximately $2,468) in exchange for the issuance of 38,082 preferred shares of Xinteza.

On February 24, 2022, IMC Holdings entered into a Simple Agreement for Future Equity (the “SAFE”) with Xinteza, under which IMC Holdings invested US$100 thousand (approximately $125), in exchange for additional future shares of Xinteza.

Management’s Discussion and Analysis
As of December 31, 2024, IMC Holdings holds 25.32% of the voting rights of Xinteza regularly and has the right to two members of the Board of Directors out of five. However, it was determined that the economic interests of the preferred shares are not substantially identical to those of ordinary shares (due to such features as liquidation preference and redemption feature). Thus, since the preferred shares do not meet the ordinary equity ownership interest criteria, the equity method is not applicable. Thus, the investment in Xinteza is subject to the provisions of IFRS 9 and is accounted for as a financial asset measured at fair value through profit or loss categorized within Level 3 of the fair value hierarchy.

As of March 31, 2025 and December 31, 2024, the investment in an affiliate amounted to $1,598 and $1,631, respectively.

TOTAL LIABILITIES

As of March 31, 2025, total liabilities were $41,761 compared to $36,042 as of December 31, 2024, representing an increase of $5,719 or 16%. The increase is mainly due to an increase of $4,877 in trade payables and $3,676 in other accounts payable and offset by a $2,381 due to reduction in Credit from bank institutions and others of $2,229 and long term credit of $152.

Breakdown of credits from bank institutions and others:

	March 31,	December 31,
	2025	2024
Credit from Bank institutions	$2,282	$2,586
Credit from non-financial institutions	5,387	6,384
Check receivables	5,561	6,641
	$13,230	$15,611

LIQUIDITY AND CAPITAL RESOURCES

For the three months ended March 31, 2025, the Company recorded revenues of $12,500.

The Company devotes substantially all its efforts to commercializing its medical cannabis products, which are expected to require substantial further expenditures. Thus, the Company is raising capital for such purposes. As of March 31, 2025, the Group has cash on hand, negative working capital, and an accumulated deficit of $1,389, $11,274, and $258,629, respectively. In addition, during the period ended March 31, 2025, the Group had a gain from continuing operations and positive cash flows from continuing operating activities of $175 and $4,463, respectively.

As of March 31, 2025, the Group’s financial liabilities consisted of accounts payable which have contractual maturity dates within one year. The Group manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Group’s working capital position on March 31, 2025, management considers liquidity risk to be high.

Management’s Discussion and Analysis
As of March 31, 2025, the Group has identified the following liquidity risks related to financial liabilities (undiscounted):

	Less than one year	1 to 5 years	6 to 10 years	> 10 years
Contractual Obligations	$13,238	$523	-	-

The maturity profile of the Company’s other financial liabilities (trade payables, other account payable and accrued expenses, and warrants) as of March 31, 2025, are less than one year.

	Payments Due by Period
Contractual Obligations	Total	Less than one year	1 to 3 years	4 to 5 years	After 5 years
Debt	$13,230	$12,916	$314	$-	$-
Finance Lease Obligations	$531	$322	$209	$-	$-
Total Contractual Obligations	$13,761	$13,238	$523	$-	$-

The Group’s Year 2025 operating budget includes various assumptions concerning the level and timing of cash receipts from sales and cash outflows for operating expenses and capital expenditures, including the continuation of close monitoring of Company expenses and growth strategy in the Germany region.

In 2023, the Board approved a cost-saving plan, to allow the Company to continue its operations and meet its cash obligations. The cost-saving plan entailed reducing costs through efficiencies and synergies primarily involving the following measures: discontinuing loss-making activities, reducing payroll and headcount, reducing compensation paid to key management personnel (including layoffs of key executives), operational efficiencies, and reduced capital expenditures. These actions resulted in cost savings in 2024.

In 2024, the Company continued with cost-saving and efficient efforts as well as building new supply chains to support the German market growth demand, resulting in an improved operational ratio from both increased sales and reduced operational expenses.

In the first quarter of 2025, the company reached milestones of operational profitability of $158 and net income of $175.

The projected cash flow for the remaining of 2025 indicates uncertainty regarding whether the Group will generate sufficient funds to continue its operations and meet its obligations as they become due. The Group continues to evaluate additional sources of capital and financing. However, there is no assurance that additional capital and or financing will be available to the Group, and even if available, whether it will be on terms acceptable to the Group or in amounts required.

Management’s Discussion and Analysis
These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

The Interim Financial Statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Interim Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

Below are agreements the Company has entered into, which has an impact on the Company’s liquidity and capital resources.

Revolving Credit Facility with Bank Mizrahi

On March 23, 2022, Focus entered into a revolving credit facility with an Israeli bank, Bank Mizrahi (the “Mizrahi Facility”). The Mizrahi Facility is guaranteed by Focus assets. Advances from the Mizrahi Facility will be used for working capital needs. The Mizrahi Facility has a total commitment of up to NIS 15,000 thousand (approximately $6,000) and has a one-year term for on-going needs and 6 months term for imports and purchases needs. The Mizrahi Facility is renewable upon mutual agreement by the parties. The borrowing base available for draw at any time throughout the Mizrahi Facility and is subject to several covenants to be measured on a quarterly basis (the “Mizrahi Facility Covenants”). The Mizrahi Facility bears interest at the Israeli Prime interest rate plus 1.5%. On May 17, 2023, the Company and Bank Mizrahi entered into a new credit facility with total commitment of up to NIS 10,000 thousand (approximately $3,600) (the “New Mizrahi Facility”). The New Mizrahi Facility consists of NIS 5,000 thousand credit line and NIS 5,000 thousand loan to be settled with 24 monthly installments from May 17, 2023. This loan bears interest at the Israeli Prime interest rate plus 2.9%.

On August 1, 2024, the credit line of approximately NIS 1,825 related to the New Mizrahi Facility was converted into a six-month short-term loan, bearing an annual variable interest rate of P+1.9% (with the Israel Prime interest rate as of the submission date being 6%).

As of December 31, 2024, Focus has a short-term loan of $2,586 in respect of the new Mizrahi facility. The New Credit facility is also subject to several covenants to be measured on a quarterly basis which are not met as of December 31, 2024.

As of February 1, 2025, Mizrahi Bank has been extending the short-term loan on a weekly basis.

On March 20, 2025, the bank and the Company signed an agreement modifying the New Mizrahi Facility terms as follows:

•
$1,560 (NIS 4 million) will be extended as a loan with a six-month grace period, after which repayment will be made in 31 monthly installments commencing September 10, 2025. The principal loan will not require a personal guarantee and will bear an interest at a rate of P+2.9% to be paid monthly, commencing April 20, 2025.

•	The remaining $390 (NIS 1 million) will be extended as a credit line from March 19, 2025, to March 12, 2026.

The Company's CEO and Chairman provided the bank with a personal guarantee for the outstanding borrowed amount, allowing the New Mizrahi Facility to remain effective.

On April 29, 2025, IMC Holdings entered into a short-term loan agreement, with a non-financial institute in the amount of NIS 1,000 thousand (approximately $384). This loan bears interest at an annual rate of 17% and mature 12 months from the date of signing the loan agreement.

Management’s Discussion and Analysis
On April 29, 2025, Mr. Oren Shuster, the CEO, loaned an amount of NIS 1,000 (approximately $384) to IMC Holdings. The loan shall bear fixed annual interest at the rate prescribed by the Income Tax Regulations for determining the interest rate under Section 3(i) of the Income Tax Ordinance, from the date the loan is provided until the repayment date, and shall be paid together with applicable VAT as required by law. The participation of the Mr. Shuster constituted a “related party transaction”, as such term is defined in MI 61-101 and would require the Company to receive minority shareholder approval for and obtain a formal valuation for the subject matter of, the transaction in accordance with MI 61-101, prior to the completion of such transaction. However, in completing the loan, the Company has relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101, in each case on the basis that the fair market value of the CEO’s loan did not exceed 25% of the market capitalization of the Company, as determined in accordance with MI 61-101.

SHARE CAPITAL

The Company’s authorized share capital as of March 31, 2025, consists of an unlimited number of Common shares without a par value of 3,085,452. The Common Shares confer upon their holders the right to participate in the general meeting, with each Common Share carrying the right to one vote on all matters. The Common Shares also allow holders to receive dividends if declared and to participate in the distribution of surplus assets in the case of liquidation of the Company.

OTHER SECURITIES

As of March 31, 2025, the Company also has the following outstanding securities that are convertible into, exercisable or exchangeable for, voting or equity securities of the Company: 34,576 Options, 1,610,387 Warrants, 152,701 Pre-Funded Warrants, 3,044 Compensation options and 410,192 Debentures.

FINANCIAL BACKGROUND

On October 11, 2019, the Company completed the Reverse Takeover Transaction, effected by way of a “triangular merger” between the Company, IMC Holdings and a wholly owned subsidiary of the Company pursuant to Israeli statutory law.

In connection with the Reverse Takeover Transaction, the Company completed a private placement offering of 19,460,527 subscription receipts (each a “Subscription Receipt”) on a pre-2021 Share Consolidation basis (as defined below) of a wholly owned subsidiary of the Company at a price of $1.05 per Subscription Receipt for aggregate gross proceeds of $20,433. Upon completion of the Reverse Takeover Transaction, each Subscription Receipt was exchanged for one unit comprised of one (1) common share and one-half of one (1/2) warrant (each whole warrant, a “2019 Listed Warrant”). Each 2019 Listed Warrant was exercisable for one Common Share at an exercise price of $1.30 until October 11, 2021. A total of 9,730,258 2019 Listed Warrants were issued and listed for trading on the CSE under the ticker “IMCC.WT”. The 2019 Listed Warrants expired on October 11, 2021.

Management’s Discussion and Analysis
The Company also issued to the agent who acted on its behalf in connection with the Reverse Takeover Transaction, a total of 1,199,326 2019 Broker Compensation Options (the “2019 Broker Compensation Options”). Following the 2021 Share Consolidation, the 2019 Broker Compensation Options were adjusted to require four 2019 Broker Compensation Options to be exercised for one underlying unit at an adjusted exercise price of $4.20, with each unit exercisable into one Common Share and one-half of one Common Share purchase warrant (the “2019 Unlisted Warrants”). Following the 2021 Share Consolidation, the 2019 Unlisted Warrants were adjusted to require four 2019 Unlisted Warrants to be exercised for one Common Share at an adjusted exercise price of $5.20. The 2019 Broker Compensation Options and the 2019 Unlisted Warrants expired on August 2022.

On February 12, 2021, the Company consolidated all its issued and outstanding Common Shares on the basis of one (1) post-consolidation Common Share for each four (4) pre-consolidation Common Shares (the “2021 Share Consolidation”) to meet the NASDAQ minimum share price requirement.

On November 17, 2022, the Company completed a second share consolidation (the “2022 Share Consolidation”) by consolidating all its issued and outstanding Common Shares based on one (1) post-Consolidation Common Share for each ten (10) pre-Consolidation Common Shares.

On May 7, 2021, the Company completed an offering (the “2021 Offering”) for a total of 6,086,956 Common Shares and 3,043,478 Common Share purchase warrants (the “2021 Offered Warrants”). Following the 2022 Share Consolidation, the 2021 Offered Warrant were adjusted to require the (10) 2021 Offered Warrant to be exercised for one (1) Common Share at an adjusted exercise price of US$72 for a term of 5 years from the date of closing of the 2021 Offering.

The Company also issued a total of 182,609 broker compensation options (the “2021 Broker Compensation Options”) to the agents who acted on its behalf in connection with the 2021 Offering. Following the 2024 Share Consolidation, the 2021 Broker Compensation Option were adjusted to require the (6) 2021 Broker Compensation Options for one (1) Common Share at an adjusted exercise price of US$396.6, at any time following November 5, 2021, until November 5, 2022.

In January and February of 2023, the Company issued an aggregate of 2,828,248 units of the Company (each a “Life Unit”) at a price of US$1.25 per Life Unit for aggregate gross proceeds of US$3,535 in a series of closings pursuant to a non-brokered private placement offering to purchasers resident in Canada (except the Province of Quebec) and/or other qualifying jurisdictions relying on the listed issuer financing exempt under Part 5A of National Instrument 45-106 – Prospectus Exemptions (the “LIFE Offering”). Each Life Unit consisted of one Common Share and one Common Share purchase warrant (each a “Life Warrant”), with each Life Warrant entitling the holder thereof to purchase one additional Common Share at an exercise price of US$1.50 for a period of 36 months from the date of issue.

In addition, a non-independent director of the Company subscribed for an aggregate of 131,700 Life Units under the LIFE Offering at an aggregate subscription price of US$165. The director’s subscription price was satisfied by the settlement of US$165 in debt owed by the Company to the director certain consulting services previously rendered by the director to the Company.

In connection with the LIFE Offering, the Company and Odyssey Trust Company entered a series of warrant indentures on January 30, 2023 (the “First LIFE Warrant Indenture”), February 7, 2023 (the “Second LIFE Warrant Indenture”) and February 16, 2024 (the “Third LIFE Warrant Indenture”) to govern the terms and conditions of the Life Warrants.

Management’s Discussion and Analysis
Concurrent with the LIFE Offering, the Company issued an aggregate of 2,317,171 units on a non-brokered private placement basis for US$1.25 per unit for aggregate gross proceeds of US$2,897 (the “Concurrent Offering”). The Concurrent Offering was led by insiders of the Company. The units offered under the Concurrent Offering were sold under similar terms as the Life Offering and were offered for sale to purchasers in all provinces and territories of Canada and jurisdictions outside Canada pursuant to available prospectus exemptions other than for the LIFE Offering exemption. All units issued under the Concurrent Offering were subject to a statutory hold period of four months and one day in accordance with applicable Canadian securities laws.

On July 12, 2024, the Company closed a non-brokered private placement (the “Offering”) of secured convertible debentures of the Company (each, a “Debenture”) for aggregate proceeds of $2,091. The Debentures were issued to holders of short-term loans and obligations owed by the Company or its wholly owned subsidiaries. The Debentures will mature on May 26, 2025, and will not incur interest except in the event of default. The Debentures may be converted into common shares of the Company (each, a “Share”) at a conversion price of $0.85 per Share.

As of March 31, 2025, and December 31, 2024, there were 1,610,393 and 1,010,660 warrants outstanding (following 2024 Share Consolidation, as defined below), re-measured by the Company, using the Black-Scholes pricing model, in the amount of $442 and $137, respectively. For the three months ended December 31, 2025, and 2024, the Company recognized a revaluation gain (loss) in the consolidated statement of profit or loss and other comprehensive income, of $565 and $(99), respectively, in which the unrealized gain is included in finance income (expense).

On July 12, 2024, the Company consolidated all its issued and outstanding Common Shares based on one (1) post-consolidation Common Share for each Six (6) pre-consolidation Common Shares (the “2024 Share Consolidation”) to meet the NASDAQ minimum share price requirement.

On November 12, 2024, the Company closed its previously announced non-brokered private placement offering (the “Offering”) effective November 12, 2024 (the “Closing Date”) through the issuance of 742,517 Units for gross proceed of $2,138. Capitalized terms not otherwise defined herein have the meanings attributed to them in the October 4 Release.

Each Unit was sold at a price of $2.88 per Unit, calculated based on the deemed price per Share equal to the 10-day volume-weighted average price of the Shares on the Exchange ending on the trading day preceding October 3, 2024. Each Unit consisted of one Share and one Warrant.

Each Warrant entitles the holder thereof to acquire one Warrant Share for $4.32 per Warrant Share, calculated as a 50% premium to the Offering Price, at any time before 5:00 pm (Toronto Time) on the date that is twenty-four months following the Closing Date.

The Company also announced that the Company has completed a debt settlement (the “Debt Settlement” and together, with the Offering, the “Transactions”) in the amount of US$560 (approximately $758) with Oren Shuster, the Company’s Chief Executive Officer, in connection with the Benefit, to preserve the Company’s cash for working capital through the issuance of 110,576 Settlement Shares and 152,701 Pre-Funded Warrants at a deemed price of $2.88.

Management’s Discussion and Analysis
OPERATING, FINANCING AND INVESTING ACTIVITIES

The following table highlights the Company’s cash flow activities for the three months ended March 31, 2025, and 2024:

	For the three months ended March 31,		For the year ended December 31,
Net cash provided by (used in):	2025	2024	2024
Operating activities	$4,463	$(662)	$(1,077)
Investing activities	$-	$(2)	$(470)
Financing activities	$(2,872)	$(852)	$3,825
Effect of foreign exchange	$(1,065)	$751	$(3,228)
Increase (Decrease) in cash	$526	$(765)	$(950)

Operating activities provided cash of $4,463 and used cash of $662 for the three months ended March 31, 2025, and 2024, respectively. The increase is primarily due to increase in trade receivables in the amount of $3,245 and inventory in the amount of $2,349. This variance is primarily due to business activities of the Company, including corporate expenses for salaries, professional fees, and marketing expenses in Israel and Germany.

Investing activities used cash of $nil and $2 for the three months ended March 31, 2025, and 2024, respectively.

Financing activities used cash of $2,872 and $852 for the three months ended March 31, 2025, and 2024, respectively. The increase for the three months is primarily due to repayment of bank loan and credit facilities in the amount of $600 vs. $4,432 respectively, and set-off by a decrease in proceeds from loans of $nil vs. $1,576.

SELECTED ANNUAL INFORMATION – CONTINUING OPERATIONS

For the year ended	December 31, 2024	December 31, 2023	December 31, 2022
Revenues	$54,031	$48,804	$54,335
Net Loss	$(11,771)	$(10,228)	$(24,922)
Basic net income (Loss) per share:	$(4.51)	$(4.45)	$(18.81)
Diluted net income (Loss) per share:	$(4.51)	$(4.45)	$(22.87)
Total assets	$39,188	$48,813	$60,676
Total non-current liabilities	$1,124	$2,267	$3,060

Management’s Discussion and Analysis
SUMMARY OF QUARTERLY RESULTS

For the three months ended	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024
Revenues	$12,500	$13,335	$13,883	$14,750
Net Profit (loss)	$175	$(1,213)	$(1,082)	$(3,456)
Basic net income (loss) per share:	$0.09	$(0.32)	$(0.41)	$(1.36)
Diluted net income (loss) per share:	$0.09	$(0.32)	$(0.41)	$(1.36)

For the three months ended	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023
Revenues	$12,063	$10,698	$12,370	$13,207
Net income (loss)	$(6,020)	$(3,520)	$(2,136)	$(3,706)
Basic net income (loss) per share:	$(2.52)	$(1.47)	$(0.96)	$(1.57)
Diluted net income (loss) per share:	$(2.52)	$(1.47)	$(0.96)	$(1.57)

Note 1 - The figures disclosed here for the three months ended March 31, 2025, encompass updates and adjustments made during Q2 2023 to the Company’s previously filed unaudited interim financial statements. The adjustments and updates were immaterial.

* Shares Consolidation - On July 12, 2024, the Company consolidated its issued and outstanding common shares based on one post-consolidated Common Share for every six pre-consolidated Common Shares. Post Consolidation, total Common Shares were reduced from 13,394,136 to 2,232,359 Common Shares (after rounding fractional Common Shares).

METRICS AND NON-IFRS FINANCIAL MEASURES

This MD&A refers to “Gross Margin”, “EBITDA”, and “Adjusted EBITDA”. These financial measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are, therefore, unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing a further understanding of our results of operations from management’s perspective. Accordingly, these measures should neither be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

Management defines Gross Margin as the difference between revenue and cost of goods sold divided by revenue (expressed as a percentage), prior to the effect of a fair value adjustment for inventory and biological assets. Management defines EBITDA as income earned or lost from operations, as reported, before interest, tax, depreciation, and amortization.

Management’s Discussion and Analysis
Adjusted EBITDA is defined as EBITDA adjusted by removing other non-recurring or non-cash items, including the unrealized change in fair value of biological assets, realized fair value adjustments on inventory sold in the period, share-based compensation expenses, and revaluation adjustments of financial assets and liabilities measured on a fair value basis. Management believes Adjusted EBITDA is a valuable financial metric to assess its operating performance on a cash-adjusted basis before the impact of non-recurring or non-cash items. The closest IFRS metric to EBITDA and Adjusted EBITDA is “operating loss”.

The non-IFRS financial measures can provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors, and other interested parties frequently use non-IFRS financial measures to evaluate issuers. These financial measures are metrics that have been adjusted from the IFRS statements in an effort to provide readers with a normalized metric in making comparisons more meaningful across the cannabis industry. However, other companies in our industry may calculate this measure differently, limiting their usefulness as comparative measures.

Our management also uses these non-IFRS financial measures to facilitate operating performance comparisons from period to period and prepare annual operating budgets and forecasts. As Canadian securities laws require, we reconcile these non-IFRS financial measures to the most comparable IFRS measures.

GROSS MARGIN

	For the three months ended March 31, 2025	For the three months ended March 31, 2024
Net Revenue	$12,500	$12,063
Cost of sales	$9,052	$10,274
Gross profit before FV adjustments	$3,448	$1,789
Gross margin before FV adjustments (non-IFRS)	28%	15%

* See Note 1 under “Review of Financial Performance – Financial Highlights” section of the MD&A.

Management’s Discussion and Analysis
EBITDA AND ADJUSTED EBITDA

	For the three Months ended March 31,		For the year ended December 31,
	2025	2024	2024
Operating Profit (Loss)	$158	$(5,630)	$(10,234)
Depreciation & Amortization	$463	$680	$2,184
EBITDA	$621	$(4,950)	$(8,050)
IFRS Biological assets fair value adjustments, net[1]	$-	$10	$-
Share-based payments	$8	$32	$369
Other non-recurring costs [2]	$-	$2,753	$6,612
Adjusted EBITDA (Non-IFRS)	$629	$(2,155)	$(1,069)

* See Note 1 under the “Review of Financial Performance – Financial Highlights” section of the MD&A.

Notes:

1.	Losses from unrealized change in fair value of biological assets and realized fair value adjustments on inventory. See “Cost of Revenues” section of the MD&A.

2.	Due to revocation of the Oranim transaction dated April 16, 2024, and inventory clearance.

The Company’s Adjusted EBITDA Profit for the three months ended March 31, 2025, represents the improvement of the Company's operations in 2025 compared to the three months ended March 31, 2024, that included a one-time expense due to the Oranim agreement revocation of $2,734.

CONTINGENT LIABILITIES AND COMMITMENTS

RENTAL LIABILITIES

The table below summarizes the maturity profile of the Group’s lease liabilities based on contractual undiscounted payments (including interest payments):

March 31, 2025:

	Less than one year	1 to 5 years	6 to 10 years	>10 years
Lease liabilities	$322	$209	-	-

March 31, 2024:

	Less than one year	1 to 5 years	6 to 10 years	>10 years
Lease liabilities	$505	$821	-	-

Management’s Discussion and Analysis
LITIGATION AND REGULATORY PROCEEDINGS

COVID-19 TEST KITS CLAIM, DISTRICT COURT OF STUTTGART

On November 19, 2021, Adjupharm filed a statement of claim (the “COVID-19 Test Kit Claim”) in the District Court of Stuttgart (the “Stuttgart Court”) against Stroakmont & Atton Trading GmbH (“Stroakmont”), its shareholders and managing directors regarding a debt owed by Stroakmont to Adjupharm in an amount of approximately EUR 948 thousand for COVID-19 test kits purchased by Stroakmont from Adjupharm at the end of March 2021. In January 2022, Stroakmont filed its statement of defence to the Stuttgart Court in which they mainly stated two arguments for their defense:

1.
The contractual party of the company was not Stroakmont. The contract with Stroakmont was only concluded as a sham transaction to cover up a contract with a company named Uniclaro GmbH (“Uniclaro”). Therefore, Stroakmont is not the real purchaser rather than Uniclaro.

2.
The company allegedly placed an order with Uniclaro for a total of 4.3 million Clongene COVID-19 tests, of which Uniclaro claims to have a payment claim against the company for a partial delivery of 380,400 Clongene COVID-19 tests in the total amount of EUR 942 thousand. Uniclaro has assigned this alleged claim against the company to Stroakmont Trading GmbH, and Stroakmont Trading GmbH has precautionary declared a set-off against the company’s claim.

On March 22, 2022, Adjupharm filed a response to Stroakmont’s statement of defence and rejected both allegations with a variety of legal arguments and facts and also offered evidence to the contrary in the form of testimony from the witnesses in question.

The burden of proof for the allegation that the contract with Stroakmont was only concluded as a sham transaction lies with the opponents, and they offered evidences to the court in the form of testimony from certain witnesses.

A court hearing with witnesses was held on January 11, 2023 and on February 22, 2023, where witnesses testified. According to the court the witnesses were not able to provide required evidence for the allegation regarding the sham transaction with Stroakmont. On April 5, 2023, Stuttgart Court announced its decision (the "Test Kits Judgment") and sentenced Stroakmont to pay to Adjupharm EUR 948 thousand plus interest in the amount of 5 percentage points above the German basis rate since May 8, 2021. In addition, Stroakmont was sentences to pay Adjupharm EUR 7 thousand plus interest at 5 percentage points above the German basis rate since December 14, 2021.

The directors of Stroakmont, Mr. Simic and Mr. Lapeschi, were not sentenced and in this respect, the COVID-19 Test Kit  Claim was dismissed against them with regard to their personal liability. Adjupharm shall pay 2/3 of the Stuttgart Court expenses and the out-of-court expenses of Mr. Simic and Mr. Lapeschi. Stroakmont shall bear 1/3 of the Stuttgart Court expenses and 1/3 of the out-of-court expenses of Adjupharm. The remaining out-of-court expenses shall be borne by each party.

Furthermore, the court did not decide on the counterclaims from an alleged order by Adjupharm for 4.3 million Clongene tests due to a set-off prohibition. This set-off prohibition follows from a jurisdiction agreement concluded between Adjupharm and Uniclaro, which determined the courts in Hamburg to be the competent court to decide about such allegations.

Management’s Discussion and Analysis
The Judgment is not yet final and, therefore, cannot be enforced. On May 5, 2023, Adjupharm and Stroakmont, each submitted an appeal with the Stuttgart Court against the Test Kits Judgment (the "Test Kits Appeal").

On June 23, 2023, Adjupharm filed its statement of grounds for appeal with the Higher Regional Court of Stuttgart. Adjupharm appeals against the fact that the directors of Stroakmont were not sentenced to pay jointly and severally together with Stroakmont as a result of fraud. Since they concluded the purchase agreement with Adjupharm in the name of Stroakmont and there is indication that they did not intend to pay the purchase price from the very beginning, this could be considered to be fraudulent inducement, for which they would be personally liable.

Stroakmont appealed the judgement and requested to reject the payment claim. Furthermore, they appealed against the prohibition of the set-off. They are of the opinion that there is no such prohibition, and they want to include their alleged counterclaims in the proceedings and to receive a decision for their counterclaim by the court in Stuttgart.

To date, the Court of Appeal has not issued any instructions, and the first oral hearing, originally scheduled for March 13, 2025, has been postponed to July 21, 2025. The Court has ordered the personal appearance of both parties, i.e. the respective managing directors, to clarify the facts of the case and to attempt an amicable settlement.

At this stage, the Company management cannot assess its ability to collect the payment awarded in the Test Kits Judgment and the chances of the COVID-19 Test Kit Claim advancing or the potential outcome of the Test Kits Appeal.

UNICLARO GMBH VS. ADJUPHARM

On December 22, 2022, Uniclaro GmbH (“Uniclaro”) filed a statement of claim against Adjupharm with the district court in Hamburg. Uniclaro is claiming the payment of the amount of thousand EUR 1,046 (including VAT) in exchange for 300,000 Covid-19 rapid tests.

Uniclaro alleges in this lawsuit that Adjupharm purchased 4.3 million Covid-19 rapid tests of the brand "Clongene" from Uniclaro. Furthermore, Uniclaro claims that the order was placed verbally on 23.03.2021 and that Adjupharm has already paid for a portion of these tests and received them, but not yet the entire 4.3 million tests. They reserve the right to extend the lawsuit for a further amount (which they did not specify).

According to Uniclaro's statement of claim the lawsuit does not concern the same purchase price and the same Covid-19 rapid tests as in the Stroakmont & Atton Claim mentioned above. On 23 February 2023, the Company provided its statement of defense to the court. The statement of defense contains similar arguments to reject the allegations in this respect as in the court proceedings in Stuttgart about the counterclaims. Adjupharm rejected the claim stating that it did not purchase such an amount if Covid-19 rapid tests, but only small portions on a case-by-case-basis and according to the available cash flow.

On February 14, 2024, a court hearing took place before the district court of Hamburg, at which the court also took evidence. The court first heard the managing directors of Uniclaro and Adjupharm. They commented on the events of March 23, 2021, and the alleged purchase. The statements of all managing directors differed from each other. Afterwards, the witness Francesco Bisceglia, who holds the position of Sales Director at Adjupharm, was also heard. His statement also partially deviated from the statements of all managing directors, but overall, the witness basically testified that the company did not purchase 4.3 million Clungene Tests in the meeting of 23. March 2021.

Management’s Discussion and Analysis
On April 24, 2024, the Regional Court of Hamburg announced its decision. The judgment is as follows:

1.	Adjupharm was not sentenced. Uniclaro's lawsuit for payment of approximately EUR 1,046 thousand in exchange for delivery of 300,000 Clungene tests was dismissed.

2.	Uniclaro is sentenced to pay Adjupharm approximately EUR 54 thousand plus interest at 5 percentage points above the German basis rate since 17.01.2023.

3.	Uniclaro shall bear the procedural costs.

The judgment is not yet final (rechtskräftig). Uniclaro has appealed against the judgment and applied for the judgment to be overturned and to sentence Adjupharm in accordance with Uncilaro's original application to pay the amount of approximately EUR 1,046 thousand (including VAT) in exchange for 300,000 Covid-19 rapid tests. Furthermore, Uniclaro has requested in its appeal to dismiss Adjupharm's counterclaim.

Uniclaro essentially argues that the facts stated by the Hamburg Regional Court in its judgment are incorrect and incomplete. As before, Uniclaro is of the opinion that - allegedly undisputed - an oral agreement for the purchase of Clongene rapid tests was reached on 23 March 2021, but only the number of tests is in dispute. While Adjupharm claims to have only ordered 200,000 tests, Uniclaro claims that the number of Covid rapid tests ordered was 4.3 million resp. 8.6 million tests. Uniclaro furthermore claims that a written contract was not constitutive and not required for the 4.3 million orders, as there was also no written contract regarding 200,000 Covid rapid tests and that these were part of the 4.3 million order.

Furthermore, Uniclaro claims that circumstantial evidence (Indizien) in favor of Uniclaro was not taken into account in the evaluation of the evidence and that the Hamburg Regional Court did not provide adequate reasoning in parts of the judgment, as the court referred to statements by the managing director of Adjupharm and the witness Francesco Bisceglia without giving reasons for this, although there had been contrary statements by Uniclaro. In addition, Uniclaro claims that witnesses named by Uniclaro were not heard.

With respect to Adjupharm's counterclaim, Uniclaro alleges that the court ignored the burden of proof and failed to consider that Adjupharm bears the burden of proof and allegedly did not prove its claim.

Adjupharm responded to the grounds of appeal and has requested to dismiss Uniclaro's appeal. So far, there have not been any instructions from the Court of Appeal. The court has not yet scheduled an oral hearing.

At this stage, the Company management cannot assess the chances of the potential outcome of this these proceedings.

CCAA PROCEEDINGS – CANADIAN RESTRUCTURING

In the context of the winding down of the Canadian operations, there are no remaining liabilities to the Company or any of its consolidated subsidiaries related to the Canadian entities, except tax obligations of $839 related to a debt settlement with L5 Capital. The CCAA proceedings were solely in respect of Trichome. As such, the Company’s other assets or subsidiaries, including those in Israel and Germany, were not parties to the CCAA proceedings.

Court materials filed in connection with Trichome’s CCAA proceedings can be found at: https://www.ksvadvisory.com/insolvency-cases/case/trichome.

Management’s Discussion and Analysis
THE REGIONAL LABOR COURT - TEL AVIV (BAT YAM) 17419-04-23

On May 10, 2023, IMC Holdings received a notice that a former employee has recently filed a claim with the Regional Labor Court - Tel Aviv (Bat Yam) (the "Bat Yam Court") against 3 companies, including IMC Holdings.

On April 4, 2024, IMC Holdings filed its statement of defense.

A preliminary hearing was held on May 6, 2024, before the esteemed Honorable Judge Karin Liber-Levin at the Bat Yam Court. Following the hearing, an adjusted claim was filed to reduce the original claimed amount, add another defendant to the case, and request certain documents (the "Plaintiff’s Requests").

On January 21, 2025, the esteemed Honorable Judge Karin Liber-Levin ruled in favor of the Plaintiff’s Requests. In response, IMC Holdings provided the requested document.

The second hearing is scheduled for June 19, 2025.

The nature and details of the claim and the adjusted claim are still in the preliminary stages, and IMC Holdings is actively working to comprehend the full scope of the allegations. At this stage, the Company management cannot accurately assess the potential outcome of the claims or the likelihood of the claims progressing further.

35 OAK HOLDINGS LTD – STATEMENT OF CLAIM

On November 17, 2023, the Company received a copy of the 35 Oak Statement of Claim that was filed in the ONSC by 35 Oak Holdings Ltd., MW Investments Ltd., 35 Oak Street Developments Ltd., Michael Wiener, Kevin Weiner, William Weiner, Lily Ann Goldstein-Weiner, in their capacity as trustees of the Weiner Family Foundation (collectively the "MYM Shareholder Plaintiffs") against the Company and its Board and officers, (collectively, the "MYM Defendants").

MYM Shareholder Plaintiffs claims that the MYM Defendants made misrepresentations in its disclosures prior to the Company's transaction with MYM in 2021. The MYM Shareholder Plaintiffs are claiming damages that amount to approximately $15,000 and aggravated, exemplary and punitive damages in the amount of $1,000.

The Company has reviewed the complaint and believes that the allegations are without merit.

The Company, together with some of the Defendants brought, on February 22, 2024, a preliminary motion to strike out several significant parts of the claim (the "35 Oak Motion"). The 35 Oak Motion has not been scheduled by the court.

At this time, the Company's management is of the view that the 35 Oak Motion has merit and is likely to succeed in at least narrowing the scope of the claim against the Company, and that it may also result in certain of the claims against individuals being dismissed altogether, and if not dismissed narrowed in scope and complexity.

On June 17, 2024, an amended 35 Oak Statement of Claim was filed in the ONSC by the MYM Shareholder Plaintiffs. The Plaintiffs have requested that the Defendants serve a statement of defence by November 18, 2024.

Management’s Discussion and Analysis
The Company together with the Defendants Oren Shuster, Marc Lustig, Brian Schinderle, and Shai Shemesh served a demand for particulars on October 28, 2024, requesting the details of the allegations against the Defendants. The Company is currently still awaiting a response from the Plaintiffs.

Given the preliminary stage of this action, and the Company have not yet received full particulars of the allegations or conducted a full investigation of the factual defences, it is too early to opine on the merits of the claim or whether it is more likely than not to result in an outflow of funds to the Company and if so, how much.

The Company plans to vigorously defend itself against the allegations. At this stage, the Company management cannot assess the chances of the claim advancing or the potential outcome of this these proceedings.

OFF-BALANCE SHEET ARRANGEMENTS

IM Cannabis had no off-balance sheet arrangements as of March 31, 2025.

TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties mainly include enterprises owned by directors or major shareholders and enterprises with a member of key management in common with us. All the transactions have been reviewed and approved by the Board or another independent board committee.

•
On April 2, 2019, IMC Holdings and Focus entered into an option agreement pursuant to which IMC Holdings acquired an option to purchase, at its sole discretion and in compliance with Israeli cannabis regulation, all the ordinary shares held by Messrs. Shuster and Gabay held in Focus at a price equal to NIS 765.67 per ordinary share until April 2029 (the “Focus Agreement”). On November 30, 2023, IMC Holdings sent a request letter to approve IMC Holding’s exercise of the option and on February 26, 2024, IMCA's approval was obtained. Effective February 26, 2024, IMC Holdings acquired 74% of the ordinary shares of Focus.

•
The Company is a party to Indemnification Agreement with certain directors and officers of the Company and Trichome to cover certain tax liabilities, interest and penalties arising from the Trichome Transaction. See “Risk Factors - Tax Remittance” section of the MD&A.

•
On April 17, 2024, Pharm Yarok entered into the April 2024 Loan. The April 2024 Loan is secured by the following collaterals and guarantees: (a) a first-ranking floating charge over the assets of Pharm Yarok, (b) a first-ranking fixed charge over the holdings (23.3%) of its subsidiary, IMC Holdings, of Xinteza, (c) a personal guarantee by Mr. Oren Shuster, the Company’s Chief Executive Officer and (D) a guarantee by the Company.

Management’s Discussion and Analysis
•
On October 12, 2023, Oren Shuster, the CEO, loaned an amount of NIS 500 thousand (approximately $170) to IMC Holdings. The participation of the CEO constituted a “related party transaction”, as such term is defined in Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions (“MI 61-101”) and would require the Company to receive minority shareholder approval for and obtain a formal valuation for the subject matter of, the transaction in accordance with MI 61-101, prior to the completion of such transaction. However, in completing the loan, the Company has relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101, in each case on the basis that the fair market value of the CEO’s loan did not exceed 25% of the market capitalization of the Company, as determined in accordance with MI 61-101.

•
On May 29, 2024, the Company completed the May 2024 Private Placement. Mr. Shuster had subscribed for an aggregate of approximately $237, of May 2024 Debentures. Mr. Shuster’s participation constituted a “related party transaction” pursuant to MI 61-101.

•
On November 12, 2024, the Company completed the November 2024 Offering. Oren Shuster, the CEO, Shmulik Arbel, a director of the Company, and Rafael Gabay, an insider of the Company, each participated in the November 2024 Offering and Mr. Shuster participated in the November 2024 Debt Settlement. The foregoing individuals’ participation in the November 2024 Offering constitutes a “related party transaction”, as such term is defined in MI 61-101 and would require the Company to receive minority shareholder approval for and obtain a formal valuation for the subject matter of, the transaction in accordance with MI 61-101, prior to the completion of such transaction. However, in completing the November 2024 Offering, the Company relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101, on the basis of subsections 5.5(g) and 5.7(g) – Financial Hardship of MI 61-101, as the Company is (i) in a situation of serious financial difficulty; (ii) the November 2024 Offering and November 2024 Debt Settlement was designed to improve the financial position of the Company as (x) the Company would be unable to repay the ADI Loan, and (y) would have been unable to obtain Loans without Mr. Shuster personal guaranteeing them; (iii) the circumstances described in Section 5.5(f) of MI 61-101 are not applicable, and (iv) the Board and independent directors (as such term is defined in MI 61-101) have, acting in good faith, determined that (i) and (ii) apply and the terms of the Transactions are reasonable in the circumstances of the Company.

•
On April 29, 2025, Oren Shuster, the CEO, loaned an amount of NIS 1,000 (approximately $384) to IMC Holdings. The loan shall bear fixed annual interest at the rate prescribed by the Income Tax Regulations for determining the interest rate under Section 3(i) of the Income Tax Ordinance, from the date the loan is provided until the repayment date, and shall be paid together with applicable VAT as required by law. The participation of the Mr. Shuster constituted a “related party transaction”, as such term is defined in MI 61-101 and would require the Company to receive minority shareholder approval for and obtain a formal valuation for the subject matter of, the transaction in accordance with MI 61-101, prior to the completion of such transaction. However, in completing the loan, the Company has relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101, in each case on the basis that the fair market value of the CEO’s loan did not exceed 25% of the market capitalization of the Company, as determined in accordance with MI 61-101.

Other than the aforesaid transactions noted above, the Company had no other transactions with related parties outside of the Group except those pertaining to transactions with key management personnel and shareholders in the ordinary course of their employment or directorship.

Management’s Discussion and Analysis
PROPOSED TRANSACTIONS

There are no proposed transactions as at the date of this MD&A that have not been disclosed.

MATERIAL ACCOUNTING POLICIES

The Company’s consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB, and interpretations of the IFRS Interpretations Committee (“IFRIC”).

Basis of Measurement

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments presented at fair value through profit or loss. In addition, these audited financial statements have been prepared using the accrual basis of accounting. The material accounting policies set out below have been applied consistently to the period presented in these audited financial statements.

The Group has elected to present the profit or loss items using the function of expense method.

In the process of applying the significant accounting policies, the Group has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

The Functional Currency and the Presentation Currency

The Company prepares its financial statements in accordance with the currency of the country and principal economic environment in which it operates, that constitutes the functional currency from which it is primarily affected (the “Functional Currency”). Management has determined that the Functional Currency of the Group is the Canadian dollar.

The Group's financial statements are presented in Canadian dollars. Consequently, in accordance with IAS 21, “Accounting for Foreign Exchange Rates”, results of operations of each Group entity were translated into CAD using the actual action date currency rate and assets and liabilities were translated into CAD using currency rates at period end. Foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income (loss) within shareholders’ equity.

Upon full or partial disposal of a foreign operation resulting in loss of control in the foreign operation, the cumulative gain (loss) from the foreign operation which had been recognized in other comprehensive income (loss) is transferred to profit or loss. Upon the partial disposal of a foreign operation which results in the retention of control in the subsidiary, the relative portion of the amount recognized in other comprehensive income (loss) is reattributed to non-controlling interests.

JUDGMENTS

Determining the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined upon initial recognition by an acceptable option pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of share option and expected dividend yield.

Management’s Discussion and Analysis
Discount rate for lease liability:

When the Group is unable to readily determine the discount rate implicit in a lease in order to measure the lease liability, the Group uses an incremental borrowing rate. That rate represents the rate of interest that the Group would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. When there are no financing transactions that can serve as a basis, the Group determines the incremental borrowing rate based on its credit risk, the lease term and other economic variables deriving from the lease contract's conditions and restrictions. In certain situations, the Group is assisted by an external valuation expert in determining the incremental borrowing rate.

ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements requires management to make estimates and assumptions that affect the application of the accounting policies and the reported amounts of assets, liabilities, revenue, and expenses. Changes in accounting estimates are reported in the period of the change in estimate.

The key assumptions made in the financial statements concerning uncertainties at the reporting date and the critical estimates computed by the Group that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Determining the fair value of unquoted financial assets

The fair value of unquoted financial assets in Level 3 of the fair value hierarchy is determined using valuation techniques, generally using future cash flows discounted at current rates applicable for items with similar terms and risk characteristics. changes in estimated future cash flows and estimated discount rates, after consideration of risks such as liquidity risk, credit risk and volatility, are liable to affect the fair value of these assets. See Note 8 below.

Impairment of goodwill

The Group reviews goodwill for impairment at least once a year. This requires management to estimate the projected future cash flows from the continuing use of the cash-generating unit (or a group of cash-generating units) to which the goodwill is allocated and choose a suitable discount rate for those cash flows. See Note 10 below.

Legal claims

In estimating the likelihood of legal claims filed against the Group entities, the Group management relies on the opinion of its legal counsel. These estimates are based on the legal counsel's best professional judgment, taking into account the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims may be determined in courts, the results could differ from these estimates.

ASSESSMENT OF GOING CONCERN

The use of the going concern basis of preparation of the financial statements. At each reporting period, management assesses the basis of preparation of the financial statements. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Management’s Discussion and Analysis
The Group’s current operating budget includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures. On year 2025, the company will work for fund and/or debt raising and will continue with cost savings effort as well as increased efficiency.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

BUSINESS COMBINATIONS AND GOODWILL

Business combinations are accounted for by applying the acquisition method. The cost of the acquisition is measured at the fair value of the consideration transferred on the acquisition date with the addition of non-controlling interests in the acquiree. In each business combination, the Company chooses whether to measure the non-controlling interest in the acquiree based on their fair value on the acquisition date or at their proportionate share in the fair value of the acquiree's net identifiable assets.

Direct acquisition costs are carried to the statement of profit or loss as incurred.

In a business combination achieved in stages, equity interests in the acquiree that had been held by the acquirer prior to obtaining control are measured at the acquisition date fair value while recognizing a gain or loss resulting from the revaluation of the prior investment on the date of achieving control.

Contingent consideration is recognized at fair value on the acquisition date and classified as a financial asset or liability in accordance with IFRS 9. Subsequent changes in the fair value of the contingent consideration are recognized in profit or loss. If the contingent consideration is classified as an equity instrument, it is measured at fair value on the acquisition date without subsequent remeasurement.

Goodwill is initially measured at cost which represents the excess of the acquisition consideration and the amount of non-controlling interests over the net identifiable assets acquired and liabilities assumed. If the resulting amount is negative, the acquirer recognizes the resulting gain on the acquisition date.

CASH

Cash is considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of investment or with a maturity of more than three months, but which are redeemable on demand without penalty and which form part of the Group's cash management

INVENTORIES

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and estimated costs necessary to make the sale. The Company periodically evaluates the condition and age of inventories and makes provisions for slow moving inventories accordingly.

Management’s Discussion and Analysis
Cost of inventories is determined as follows:

Raw materials - at cost of purchase using the "first-in, first-out" method.

Work in progress and finished goods - on the basis of average costs including materials, labor and other direct and indirect manufacturing costs based on normal capacity.

Purchased merchandise and products - using the weighted average cost method or using the "first-in, first-out" method.

REVENUE RECOGNITION

Revenue from contracts with customers is recognized when the control over the goods or services is transferred to the customer. The transaction price is the amount of consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).

In determining the amount of revenue from contracts with customers, the Group evaluates whether it is a principal or an agent in the arrangement. The Group is a principal when the Group controls the promised goods or services before transferring them to the customer. In these circumstances, the Group recognizes revenue for the gross amount of consideration. When the Group is an agent, it recognizes revenue for the net amount of the consideration, after deducting the amount due to the principal.

Revenue from the sale of goods

Revenue from the sale of cannabis products is generally recognized when control over the goods has been transferred to the customer. Payment is typically due prior to or upon delivery, and revenue is recognized upon the satisfaction of the performance obligation. The Group satisfies its performance obligation and transfers control upon delivery.

Bill-and-hold arrangements

Due to strict regulations of security, storage and handling large quantities of cannabis products, the Group's customers may request the Group to retain physical possession of a sold product until it is delivered to the customer at a future point in time. Revenue from bill-and-hold sales is recognized before the product is physically delivered to the customer when all the following criteria are met:

The reason for the bill-and-hold arrangement is substantive (for example, the customer has requested the arrangement).

The product is identified separately as belonging to the customer.

The product currently is ready for physical delivery to the customer.

The Group does not have the ability to use the product by selling it or delivering it to another customer.

TAXES ON INCOME

Current or deferred taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized in other comprehensive income or equity.

Management’s Discussion and Analysis
Current taxes

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years.

Deferred taxes

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes.

Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that they will be utilized. Deductible carry forward losses and temporary differences for which deferred tax assets had not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable.

Deferred taxes in respect of investment property that is held to recover substantially all of the economic benefits embedded in the investment property through sale and not through use are measured in accordance with the expected manner of recovery of the base asset, based on sale rather than use. When the Company owns an investment in a single property company and the manner in which the Company expects to dispose of the investment is by selling the shares of the property company rather than by selling the property itself, the Company recognizes deferred taxes for both inside temporary differences arising from the difference between the carrying amount of the property and its tax basis, and for outside temporary differences arising from the difference between the tax basis of the investment and the

Company's carrying amount of the net assets of the investment in the consolidated financial statements.

Taxes that would apply in the event of the disposal of investments in investees have not been considered in computing deferred taxes, as long as the disposal of the investments in investees is not probable in the foreseeable future. Also, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been considered in computing deferred taxes, since the distribution of dividends does not involve an additional tax liability or since it is the Company's policy not to initiate distribution of dividends from a subsidiary that would trigger an additional tax liability.

Taxes on income that relate to distributions of an equity instrument and to transaction costs of an equity transaction are accounted for pursuant to IAS 12.

Deferred taxes are offset if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

NON-CURRENT ASSETS OR DISPOSAL GROUP HELD FOR SALE AND DISCONTINUED OPERATIONS

Management’s Discussion and Analysis
Non-current assets or a disposal group are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the assets must be available for immediate sale in their present condition, the Company must be committed to a sale plan, there must be a program to locate a buyer, and it is highly probable that a sale will be completed within one year from the date of classification.

Before these assets are classified as available for sale, they are measured in accordance with the Group's accounting policy. After classification as held for sale, these assets are measured at the lower of their carrying amount and fair value less costs to sell and presented separately in the statement of financial position. From the date of their initial classification, these assets are not depreciated.

The Company recognizes an impairment loss in respect of an asset or group of assets in accordance with IAS 36. An impairment loss and subsequent remeasurement gains or losses are recorded in profit or loss. Gains are recognized up to the cumulative amount of the previously recognized impairment loss.

Other comprehensive income (loss) in respect of an assets or a group of non-current assets that are classified as held for sale is presented separately in equity.

When the Company no longer plans to sell an asset in a sale transaction, it ceases the classification of the asset as held for sale and measures it at the lower of its carrying amount had it not been classified as held for sale or the recoverable amount of the asset on the date of the decision not to sell the asset.

When the Company is committed to a sale plan that results in loss of control over a subsidiary, the subsidiary's entire assets and liabilities are classified as held for sale, regardless of whether the Company will retain any non-controlling interests in the subsidiary.

A discontinued operation is a component of the Company that represents a separate major line of business operation or geographical area of operations that either has been disposed of or is classified as held for sale. The operating results relating to the discontinued operation (including comparative data) are presented separately in the statement of profit or loss, net of the tax effect.

POST-EMPLOYMENT BENEFITS

According to the labor laws and Severance Pay Law in Israel, the Israeli entities are required to pay compensation to an employee upon dismissal or retirement or to make current contributions in defined contribution plans pursuant to section 14 to the Severance Pay Law, as specified below. The Israeli entities’ liability is accounted for as a post-employment benefit only for employees not under section 14. The computation of the Israeli entities’ employee benefit liability is made in accordance with a valid employment contract or a collective employees agreement based on the employee's salary and employment term which establish the entitlement to receive the compensation.

As of March 31, 2025, all employees in Israel are under section 14.

LEASES

The Group accounts for a contract as a lease when the contract terms convey the right to control the use of an identified asset for a period in exchange for consideration.

For leases in which the Group is the lessee, the Group recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to 12 months and leases for which the underlying asset is of low value. For these excluded leases, the Group has elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease term. In measuring the lease liability, the Group has elected to apply the practical expedient in the standard and does not separate the lease components from the non-lease components included in a single contract.

Management’s Discussion and Analysis
On the commencement date, the lease liability includes all unpaid lease payments discounted at the interest rate implicit in the lease, if that rate can be readily determined, or otherwise using the Group's incremental borrowing rate. After the commencement date, the Group measures the lease liability using the effective interest rate method.

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred. The right-of-use asset is measured by applying the cost model and amortized over the shorter of its useful life and the lease term. The amortization periods are up to 5.5 years for premises and 3 years for vehicles.

VARIABLE LEASE PAYMENTS THAT DEPEND ON AN INDEX

On commencement date, the Group uses the index rate prevailing on the commencement date to calculate the future lease payments. For leases in which the Group is the lessee, the aggregate changes in future lease payments resulting from a change in the index are discounted (without a change in the discount rate applicable to the lease liability) and recorded as an adjustment of the lease liability and the right-of-use asset, only when there is a change in the cash flows resulting from the change in the index (that is, when the adjustment to the lease payments takes effect).

Lease extension and termination options

A non-cancelable lease term includes both the periods covered by an option to extend the lease when it is reasonably certain that the extension option will be exercised, and the periods covered by a lease termination option when it is reasonably certain that the termination option will not be exercised.

In the event of any change in the expected exercise of the lease extension option or in the expected non-exercise of the lease termination option, the Group remeasures the lease liability based on the revised lease term using a revised discount rate as of the change date of expectations. The total change is recognized in the carrying amount of the right-of-use asset until it is reduced to zero, and any further reductions are recognized in profit or loss.

Lease modifications

If a lease modification does not reduce the scope of the lease and does not result in a separate lease, the Company remeasures the lease liability based on the modified lease terms using a revised discount rate as of the modification date and records the change in the lease liability as an adjustment to the right-of-use asset.

If lease modification reduces the lease scope, the Company recognizes a gain or loss arising from the partial or full reduction of the carrying amount of the right-of-use asset and the lease liability. The Company subsequently remeasures the carrying amount of the lease liability according to the revised lease terms, at the revised discount rate at the modification date and records the change in the lease liability as an adjustment to the right-of-use asset.

PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and excluding day-to-day servicing expenses. Cost includes spare parts and auxiliary equipment that are used in connection with plant and equipment.

Management’s Discussion and Analysis
A part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately using the component method.

Depreciation of property, plant, and equipment is dependent upon estimates of useful lives and residual values, which are determined through the exercise of judgment and calculated on a straight-line basis over the useful lives of the assets at annual rates.

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term and the useful life of the improvement.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end, and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

INTANGIBLE ASSETS

Separately acquired intangible assets are measured on initial recognition at cost including directly attributable costs. Intangible assets acquired in a business combination are measured at fair value at the acquisition date.

Intangible assets with a finite useful life are amortized over their useful life and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at the end of each year.

Amortization is calculated on a straight-line basis over the useful life of the assets.

IMPAIRMENT OF NON-FINANCIAL ASSETS

The Group evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss. An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

The following criteria are applied in assessing the impairment of these specific assets:

Goodwill in respect of subsidiaries

The Group reviews goodwill for impairment once a year, on December 31, or more frequently if events or changes in circumstances indicate impairment.

Management’s Discussion and Analysis
Goodwill is tested for impairment by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill has been allocated. The Company identified the operations in Israel, Canada, and Germany as three separate cash-generating units.

An impairment loss is recognized if the recoverable amount of the cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is less than the carrying amount of the cash-generating unit (or group of cash-generating units). Any impairment loss is allocated first to goodwill. Impairment losses recognized for goodwill cannot be reversed in subsequent periods.

FINANCIAL INSTRUMENTS

Financial assets:

Financial assets are measured upon initial recognition at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

The Group classifies and measures debt instruments in the financial statements based on the following criteria:

The Group’s business model for managing financial assets; and

The contractual cash flow terms of the financial asset.

Debt instruments are measured at amortized cost

The Group’s business model is to hold the financial assets to collect their contractual cash flows, and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. After initial recognition, the instruments in this category are measured according to their terms at amortized cost using the effective interest rate method, less any provision for impairment.

Debt instruments are measured at fair value through profit or loss

A financial asset that is a debt instrument does not meet the criteria for measurement at amortized cost or at fair value through other comprehensive income. After initial recognition, the financial asset is measured at fair value and gains or losses from fair value adjustments are recognized in profit or loss.

Equity instruments

Investments in equity instruments do not meet the above criteria and are, accordingly, measured at fair value through profit or loss. Dividends from investments in equity instruments are recognized in profit or loss when the right to receive the dividends is established.

Impairment of financial assets

At the end of each reporting period, the Group evaluates the loss allowance for financial debt instruments measured at amortized cost. The Group has short-term financial assets, principally trade receivables, in respect of which the Group applies a simplified approach and measures the loss allowance in an amount equal to the lifetime expected credit losses. The impairment loss, if any, is recognized in profit or loss with a corresponding allowance offset from the assets' carrying amount.

Management’s Discussion and Analysis
Financial liabilities:

Financial liabilities measured at amortized cost:

Financial liabilities are initially recognized at fair value less transaction costs that are directly attributable to the issue of the financial liability.

After initial recognition, the Group measures all financial liabilities at amortized cost using the effective interest rate method, except for financial liabilities at fair value through profit or loss or when a contingent consideration recognized by an acquirer in a business combination to which IFRS 3 applies.

Financial liabilities measured at fair value through profit or loss:

At initial recognition, the Group measures financial liabilities that are not measured at amortized cost at fair value. Transaction costs incurred at initial recognition are recognized in profit or loss.

After initial recognition, changes in fair value are recognized in profit or loss.

Derecognition of financial liabilities:

Financial liability is derecognized only when it is extinguished, that is when the obligation specified in the contract is discharged or cancelled or expires. Financial liability is extinguished when the debtor discharges the liability by paying in cash, other financial assets, goods or services; or is legally released from the liability.

FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement is based on the assumption that the transaction will take place in the asset's or the liability's principal market or, in the absence of a principal market, in the most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Fair value measurement of a non-financial asset considers a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses appropriate valuation techniques in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques that use inputs that are not based on observable market data).

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Management’s Discussion and Analysis
PROVISIONS

A provision in accordance with IAS 37 is recognized when the Group has a present obligation (legal or constructive) resulting from past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects part or all the expense to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense is recognized in statement of operations net of any reimbursement.

The amount recognized as a provision should be the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The best estimate of the expenditure required to settle the present obligation is the amount that the Company would rationally pay to settle the obligation at the end of the reporting period or to transfer it to a third party at that time. Where the provision being measured involves a large population of items, the obligation is estimated by weighting all possible outcomes by their associated probabilities. Where a single obligation is being measured, the individual most likely outcome may be the best estimate of the provision.

ISSUANCE OF A UNIT OF SECURITIES

When multiple instruments are issued in a single transaction (package issuance), the total net proceeds from the transaction are allocated among the individual freestanding instruments identified. The allocation occurs after identifying all freestanding instruments and the subsequent measurement basis for those instruments.

Financial instruments that are required to be subsequently measured at fair value (such as derivative liabilities) are measured at fair value and the remaining consideration is allocated to other financial instruments that are not required to be subsequently measured at fair value (i.e. liabilities measured at amortized cost, common shares and warrants eligible for equity classification), based on the relative fair value basis for such instruments.

Issuance costs allocated to financial instruments that are required to be subsequently measured at fair value immediately expensed. Issuance costs allocated to shares and warrants classified as equity components and are recorded as a reduction of additional paid-in capital. Issuance costs allocated to financial liabilities measured at amortized cost are recorded as a discount and accreted over the contractual term of the financial instrument using the effective interest method.

Management’s Discussion and Analysis
CONVERTIBLE DEBENTURES

Upon initial recognition of convertible debentures and similar instruments, the Company considers the provisions of ASC 815-40, “Derivatives and Hedging - Contracts in Entity’s Own Equity” (“ASC 815-40”) in order to determine whether the conversion features embedded within the convertible instrument should be separated from the host instrument.

When it is determined that an embedded derivative required to be bifurcated (such as embedded conversion feature that does not qualify for equity classification), the Company recognized the embedded derivative bifurcated as a separate derivative liability upon initial recognition and on subsequent periods at fair value. The remaining consideration amount received or allocated to the entire convertible instrument is allocated to the host debt instrument. The difference between the face value of the host and such an allocated amount represents a discount which is amortized as finance expense to profit or loss using an effective interest method over the term of the note until its stated maturity.

When it is determined that the embedded conversion feature qualifies for equity classification (such when the embedded conversion option, if it were freestanding, is not qualified as a derivative in accordance with the provisions of ASC 815-10, “Derivatives and Hedging” since its terms did not require or permit net settlement or when the embedded conversion option is indexed to the entity’s own stock), the conversion option is not bifurcated. When bifurcation is not required, the Company considers whether the debt instrument involves a significant premium (i.e. when the proceeds received or allocated upon issuance exceed the principal amount that will be paid at maturity). When it is determined that a substantial premium exists, the entire premium is allocated to paid-in capital and when it is determined, otherwise no additional accounting is required and the convertible promissory note is accounted for at amortized cost using effective interest method over the term of the note until its stated maturity.

PUT OPTION GRANTED TO NON-CONTROLLING INTERESTS

When the Group grants non-controlling interests a put option, the non-controlling interests are classified as financial liability and are not accorded their share in the subsidiary's earnings. At each reporting date, the financial liability is measured based on the estimated present value of the consideration to be transferred upon the exercise of the put option / based on the fair value of the consideration. Changes in the amount of liability are recorded in profit or loss.

SHARE-BASED PAYMENT TRANSACTIONS

The Group's employees and service providers are entitled to remuneration in the form of equity-settled share-based payments.

Equity-settled transactions

The cost of equity-settled transactions with employees, officers and directors is measured at the fair value of the equity instruments granted at the grant date. The fair value is determined by using an acceptable option pricing model.

The cost of equity-settled transactions with service providers is measured at the fair value of the goods or services received as consideration for equity instruments granted.

Management’s Discussion and Analysis
The cost of equity-settled transactions is recognized in profit or loss together with a corresponding increase in equity during the period in which the service conditions are to be satisfied ending on the date on which the relevant employees become entitled to the award (the “Vesting Period”). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the Vesting Period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest.

TREASURY SHARES

The cost of the common shares held by the Company is deducted from the capital as a separate component under the "Treasury shares" section.

TRANSACTIONS BETWEEN A COMPANY AND ITS CONTROLLING SHAREHOLDER

Assets and liabilities concerning transactions carried between the Company and its controlling shareholder or between companies under the same control are recognized at the time of the transaction at fair value. The difference between the fair value and the consideration determined in the transaction is allocated to the capital minus the tax effect (to the extent relevant). The difference in debt is essentially a dividend, increasing the balance of the accumulated deficit. The difference in the credit is essentially an owner's investment and is therefore credited in a separate section in the capital.

PROFIT OR LOSS PER SHARE

Basic profit or loss per share is computed by dividing the profit or loss for the period applicable for common shareholders by the weighted average number of common shares outstanding, after deduction of shares held by the Company, and common shares to be issued upon the vesting of Restricted Shares Units (RSUs). In computing diluted profit or loss per share, the basic profit or loss per share is adjusted to reflect the potential dilution that could occur upon exercise of options and non-vested RSUs granted using the “treasury stock method” and using the if-converted method with respect to warrants or prefunded warrants granted or convertible debentures issued, if the effect of each of such financial instruments is dilutive. In computing diluted profit or loss per share, the average share price for the period is used in determining the number of common shares assumed to be purchased from the proceeds to be received from the exercise of options or warrants. The Company's share of profit or loss of investees is included based on its share of profit or loss per share of the investees multiplied by the number of shares held by the Company.

Shares to be issued upon exercise of options, non-vested RSUs, warrants and prefunded warrants and conversion of convertible debentures, have been excluded from the calculation of the diluted net profit or loss per share for all the reported periods for which net profit or loss was reported because the effect of the common shares issuable as result of the exercise or conversion of these instruments was anti-dilutive.

NEW STANDARDS, AMENDMENTS, AND INTERPRETATIONS TO EXISTING STANDARDS THAT ARE EFFECTIVE AND RELEVANT TO THE GROUP'S BUSINESS ACTIVITY

Amendments to IAS 21, Lack of Exchangeability

On August 15, 2023, the International Accounting Standards Board (IASB) issued Lack of Exchangeability (Amendments to IAS 21 - The Effects of Changes in Foreign Exchange Rates) ("the amendments").

Management’s Discussion and Analysis
IAS 21 sets out the requirements for determining the exchange rate to be used for recording a foreign currency transaction into the functional currency and translating a foreign operation into a different currency.

The amendments clarify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking, as well as require the disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable.

The amendments became effective for annual reporting periods beginning on or after January 1, 2025, and had no impact on the Interim Financial statements.

DISCLOSURE OF NEW STANDARDS IN THE PERIOD BEFORE THEIR ADOPTION

None

PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rule 13a-15 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the establishment and maintenance of the Company’s disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) is the responsibility of management.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable IFRS. Internal control over financial reporting should include those policies and procedures that establish the following:

●	maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of assets.

●	reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with applicable IFRS.

●	receipts and expenditures are only being made in accordance with authorizations of management or the Board; and

●	reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial instruments.

NI 52-109 requires the CEO and CFO to certify that they are responsible for establishing and maintaining DC&P and ICFR for the Company and have concluded that as at December 31, 2024, those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

Management’s Discussion and Analysis
The Company maintains a set of DC&P designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized, and reported on a timely basis. As required by NI 52-109 and Exchange Act Rule 13a-15(b), an evaluation of the design and operation of our DC&P was completed as of December 31, 2024, under the supervision and with the participation of management, including our CEO and CFO using the criteria set forth in the Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this evaluation, our CEO and CFO concluded that as of December 31, 2024, the Company’s DC&P and ICFR were effective.

There have been no changes to the Company’s ICFR during the twelve months ended December 31, 2024, that have materially affected, or are likely to materially affect, the Company’s ICFR.

LIMITATIONS OF DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, including the CEO and CFO, believes that due to inherent limitations, any DC&P or ICFR, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that any design will not succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Additionally, management is required to use judgment in evaluating controls and procedures.

LIMITATION ON SCOPE OF DESIGN

In accordance with Section 3.3 of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the Company has limited the design of its DC&P and ICFR to exclude the controls, policies and procedures of Oranim Plus (the “Excluded Entity”), acquired by the Company or by one of its subsidiaries within 365 days of the end of the period ended December 31, 2024.

As of December 31, 2024, the Company has implemented its DC&P AND ICFR in all its subsidiaries.

LEGAL AND REGULATORY

RESTRUCTURING

Current Israeli law requires prior approval by the IMCA, a unit of the Ministry of Health (the “MOH”), of the identity of any shareholder owning 5% or more of an Israeli company licensed by the IMCA to engage in cannabis-related activities in Israel. For a number of reasons, including the opportunity to leverage a network of multiple Israeli licensed producers cultivating under the IMC brand, and in contemplation of a “go-public transaction” to geographically diversify the Company’s share ownership, IMC Holdings restructured its organization on April 2, 2019 (the “IMC Restructuring”) resulting in the divestiture to Oren Shuster and Rafael Gabay of its interest in Focus, which is licensed by the IMCA to engage in cannabis-related activity in Israel.

Management’s Discussion and Analysis
Pursuant to the Focus Agreement, IMC Holdings retains an option with Messrs. Shuster and Gabay to re-acquire the interest sold in Focus at its sole discretion and in accordance with Israeli cannabis regulations, within 10 years of the IMC Restructuring date. The Focus Agreement sets an aggregate exercise price of NIS 765.67 per share of Focus, totaling NIS 2,756 thousand, equivalent to the price paid by Messrs. Shuster and Gabay for the acquired interests in Focus at the time of the IMC Restructuring. On November 30, 2023, IMC Holdings exercised its option to purchase the 74% interest in Focus held by Oren Shuster and Rafael Gabay by submitting a request to IMCA, which approved the transaction on February 25, 2024. IMC Holdings provided all necessary information and filed all required notices with the tax authorities according to applicable law. On February 26, 2024, concurrently with the exercise of IMC Holdings' option, Ewave Group Ltd. exercised its option to receive Mr. Tal Tregerman's 26% holding in Focus in lieu of loan repayment, in accordance with the loan agreement between the parties. IMC Holdings intends to purchase the remaining 26% holding in Focus from Ewave Group Ltd, pending the approval of the Meeting which will be held in May 23, 2025.

Focus is obligated through a services agreement, dated April 2, 2019, and amended on January 1, 2021, (the “Focus Services Agreement”) to use IMC Holdings for certain management and consulting services including: (a) business development services; (b) marketing services; (c) strategic advisory services; (d) locating potential collaborations on a worldwide basis; and (e) financial analysis services through the Focus Services Agreement.

Under the Focus Services Agreement, the Parties apply an arm’s length markup on total costs, on a quarterly basis, in accordance with a transfer pricing analysis to be updated from time to time, as consideration for the provision of such services.

In addition, Rosen and Pharm Yarok signed a services agreement to use IMC Holdings for certain services such as administrative, financial, legal, and headquarters services. In consideration for the services Rosen and Pharm Yarok shall pay IMC Holdings on a quarterly basis (unless agreed otherwise by the Parties) an amount equal to an arm’s length calculation as determined from time to time. The charges for the services provided by IMC Holdings will be allocated based on Key Performance Indicators (KPIs).

ISRAELI MARKET DEVELOPMENT 2013-2025

According to Israeli Ministry of Health, as of March 2025, there are 129,900 medical cannabis patients in Israel - 108,700 with licenses and 21,200 with prescriptions. A monthly prescription of 4,373,000 grams of medical cannabis were recorded in March 2025, a decrease of 876,000 grams of cannabis from March 2024.1

The chart below reflects the growth in licensed medical cannabis patients in Israel between February 2015 to March 2025.2

1 Israel Ministry of Health – licensed patients’ data as of May 7 2025 -  https://www.gov.il/BlobFolder/reports/licenses-status-march-2025/he/subjects_cannabis_docs_licenses-status-march-2025.pdf
2 Ministry of Health – licensed patients’ data as of May 7 2025 -  https://www.gov.il/BlobFolder/reports/licenses-https://www.gov.il/BlobFolder/reports/licenses-status-march-2025/he/subjects_cannabis_docs_licenses-status-march-2025.pdf

Management’s Discussion and Analysis

160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
14.3
15.0
15.8
16.7
17.6
18.6
19.2
20.4
21.7
22.4
24.6
26.7
28.2
30.0
31.1
33.9
43.9
50.4
56.7
59.4
61.8
71.1
77.1
84.8
92.9
100.9
107.6
109.3
112.2
118.0
123.0
123.5
124.4
128.5
131.8
137.8
137.4
131.4
131.6
131.5
127.0
128.0
128.1
129.9
21.2
108.7
05/2015
07/2015
09/2015
11/2015
01/2016
03/2016
05/2016
07/2016
09/2016
11/2016
01/2017
03/2017
05/2017
07/2017
09/2017
11/2017
01/2018
03/2018
05/2018
07/2018
09/2018
11/2018
01/2019
03/2019
05/2019
07/2019
09/2019
11/2019
01/2020
03/2020
05/2020
07/2020
09/2020
11/2020
01/2021
03/2021
05/2021
07/2021
09/2021
11/2021
01/2022
03/2022
05/2022
07/2022
09/2022
11/2022
01/2023
03/2023
05/2023
07/2023
09/2023
11/2023
01/2024
03/2024
05/2024
07/2024
09/2024
11/2024
01/2025
03/2025
Valid Prescriptions
Valid Licenses

REGULATORY FRAMEWORK IN ISRAEL

In Israel, cannabis is currently defined as a “dangerous drug” according to the Dangerous Drugs Ordinance3 (“DDO”) and the 1961 Single Convention on Narcotic Drugs (“Narcotics Convention”), to which Israel is a signatory. However, both the DDO and the Narcotics Convention allow for the use of cannabis for medical or research purposes under a supervised and controlled regime. The competent regulatory authority in Israel in all matters concerning the oversight, control and regulation of cannabis for medical production, consumption, and research in Israel is the IMCA, established by Government Res. No. 3069.4 The production, distribution and consumption of adult-use recreational cannabis products is currently illegal in Israel.

Patient Medical Consumption

The use of cannabis is allowed for patients and for medical purposes, in respect of certain medical conditions, under a special approval of the MOH. Procedure 1065 of the IMCA sets out a list of medical conditions that are allowed to be treated with medical cannabis products. Such authorized medical conditions are examined and updated from time to time, and include, among others, cancer, pain, nausea, seizures, muscle spasms, epilepsy, Tourette syndrome, multiple sclerosis, amyotrophic lateral sclerosis, and post-traumatic stress disorder.

3 Cannabis is listed in schedule 1 of the Dangerous Drugs Ordinance [New Version], 1973 [in English] https://www.health.gov.il/LegislationLibrary/Samim_01_EN.pdf
4 Israeli Government Res. No. 3609 [in Hebrew], August 7th, 2011 https://www.gov.il/he/departments/policies/2011_des3609
5 Ministry of Health Pharmaceutical Division Policy Number 106 – Licenses for Use of Cannabis https://www.health.gov.il/hozer/CN_106_2019.pdf (in Hebrew)

Management’s Discussion and Analysis
Licensing and Authorization for Commercial Activities in the Medical Cannabis Field

In December 2017, the IMCA issued regulations that standardized the licensing process for any cannabis related activity (the “Road Map”).6 Pursuant to the Road Map, each operation in the medical cannabis field, including the propagation, cultivation, products manufacturing, storage and distribution to licensed pharmacies, and distribution from licensed pharmacies to licensed patients, requires compliance with the provisions of applicable laws, including the procurement of an appropriate license under the DDO from the IMCA and the maintenance of such license in good standing. Cannabis licenses may not be transferred, exchanged or assigned without the prior approval of the IMCA. The licenses are valid for a period of up to 3 years and can be renewed with the approval of the IMCA only.

The IMCA has issued a set of directives containing procedures and requirements for applicants for cannabis related activity licenses and has authorized certain entities to issue official certificates upon compliance with such directives. These directives include (i) Directive 150 (GSP Standard certification); (ii) Directive 151 (GAP Standard certification); (iii) Directive 152 (GMP Standard certification); and (iv) Directive 153 (GDP Standard certification). Regular and periodic examinations are conducted for licensed entities, in order to ensure compliance with the analytical standards and the level of quality required during each of the phases of production and distribution of medical cannabis.

The IMCA has introduced reforms to streamline the licensing process for medical cannabis activities. These reforms aim to reduce bureaucratic hurdles and encourage growth within the medical cannabis industry. For more information see "Regulatory Reform from Licenses to Prescriptions for Medical Treatment of Cannabis" below.

Medical Cannabis Imports and Exports

The Narcotics Convention governs the import and export of cannabis between member countries. Since Israel is a member country, any export and import of cannabis is subject to the Narcotic Convention.

In October 2020, the IMCA issued an updated procedure, titled “Guidelines for Approval of Applications for Importation of Dangerous Drug of Cannabis Type for Medical Use and for Research” (“Procedure 109”), describing the application requirements for cannabis import licenses for medical and research purposes. Therefore, each import of medical cannabis is to be approved by the IMCA issuing a specific import permit for each imported shipment, rather than a general license for import. An application for import of medical cannabis can be submitted by an entity licensed by the IMCA for the conduct of medical cannabis related activity. The Israeli government approved the export of pharmaceutical-grade cannabis and cannabis-based products on January 27, 2019,7 and in December 2020, the IMCA published guidelines for the medical cannabis export permit application process.8.

6 Directive 107 - Guidelines for the process of licensing the practice of cannabis for medical use, as amended on October 2020 [Hebrew] - https://www.health.gov.il/hozer/CN_107_2019.pdf
7 Directive 4490 [Hebrew] - https://www.gov.il/he/departments/policies/dec4490_2019
8 Directive 110, December 2020 [Hebrew] - https://www.health.gov.il/hozer/CN_110.pdf

Management’s Discussion and Analysis
Legalization of Adult-Use Recreational Cannabis and CBD for Non-Medical Purposes in Israel

Currently, adult-use recreational cannabis use in Israel and CBD for non-medical use is illegal. In November 2020, an Israeli government committee responsible for advancing the cannabis market reform published a report supporting and recommending the legalization of adult-use recreational cannabis in Israel. The Israeli parliament dissolved since then without applying the committee’s’ recommendations and all legislative initiatives were suspended. However, the new government, formed on June 13, 2021, declared, and settled in the coalition agreement, its commitment to legalization of adult-use recreational cannabis. Since the formation of the new government, several legislative initiatives were filed, including for the decriminalization of the possession of cannabis for individual recreational adult-use and the legalization of CBD for non-medical use. In February 2022, a Ministry of Health committee contemplated the legality of CBD and published its recommendation that CBD should be excluded from the DDO. The main recommendations of the committee were adopted by the Minister of Health, however, to date, the Minister has not enacted an order directing that CBD be removed from the DDO. On April 1, 2022, new regulations came into force which deemed the previously criminal offences of cannabis possession and use for self-consumption into administrative offences, which do not impact a criminal record, and limited the penalty to a monetary fine only.

Regulatory Reform from Licenses to Prescriptions for Medical Treatment of Cannabis

In August 2022, the MOH published a draft outline of the transition reform from licenses to prescriptions for medical treatment of cannabis (the “Proposed Outline”). On June 13, 2023, the health committee of the Knesset approved The Dangerous Drugs Regulations (Amendment), 2023 (hereinafter referred to as the "Regulations Amendment""), which entail a model change from issuing licenses to prescriptions permits following the publication of the Proposed Outline9. The Regulations Amendment allows accessibility and significant bureaucratic relief for patients. The purpose of the new prescription model (as defined below) is to enable qualified specialist doctors (excluding general practitioner, family physician, internal physician and pediatrician) to write prescriptions for medical cannabis for patients under the supervision of health care providers (widely known as Kupat Holim), without requiring a usage license from the Ministry of Health (hereinafter referred to as "The New Prescription Model").

The main changes in the Regulations Amendment are: (i) any specialized doctor can issue permits without the need for specialized training; (ii) the permits for the use of cannabis will be in the form of prescriptions, and not in the form of licenses from the MOH as the current framework requires; (iii) cannabis products can be sold in any pharmacy, and not only in pharmacies that have received a special permit from the IMCA and a license from the MOH. The Regulations Amendment will come into effect within 180 days of their publication. To the best of the Company's knowledge, the indications approved as part of the Regulations Amendment encompass various conditions, such as oncological diseases, active inflammatory bowel disease, AIDS, Multiple Sclerosis, Parkinson's disease, Tourette syndrome, epilepsy, autism, and dementia.

On December 8, 2023, the Company announced a 3-month delay of the anticipated medical cannabis reform announced by the Israeli ministry of health on August 7, 2023 (the "Reform"). Due to the Iron Swords War, the anticipated implementation of the medical cannabis regulatory reform, originally scheduled for December 29, 2023, has been postponed by three months. The new regulations were designed to alleviate many of the stringent restrictions in the sector, thereby enhancing access to medical cannabis for patients.

On April 1, 2024, the Israeli cannabis reform was implemented.

9 [Hebrew] - https://www.gov.il/he/Departments/policies/reform-of-drug-prescription

Management’s Discussion and Analysis
“Anti-Dumping” investigation into cannabis imports from Canada

A notice on the Israeli Government’s website dated January 18, 2024, was addressed to 10 different Canadian cannabis producers: Village Farms International, Organigram Holdings, Tilray Canada, Hexo Corp (owned by Tilray), The Green Organic Dutchman, Canopy Growth Corporation, SNDL Inc., Cronos Group, Auxly Cannabis Group, Decibel Cannabis, and all the medical cannabis manufacturers in Canada who export their goods to Israel.

The Commissioner for Trade Levies at the Ministry of Economy and Industry (the "MEI Commissioner"), announced by virtue of his authority according to Section 24(d) of the Law on Trade Levies and Defence Measures, 5591 – 1991, of his decision to open an investigation on his own initiative into the export of cannabis from Canada, after he found that special circumstances of actual damage exist or the probability of actual damage to the local manufacturing industry exist. The notice dated January 15, 2024 also included a letter sent to Michael Mancini, the Chief Commercial Counselor with the Embassy of Canada, informing of the investigation. The Ministry of Economy and Industry issued a formal notice to the public to respond to questionnaires regarding the "Anti-Dumping" investigation.

Further to several requests received from the parties involved in the investigation and in accordance with section 27(b) of the Law on Trade Levies and Defense Measures, 1991 which states that "The MEI Commissioner may, for special reasons that shall be recorded, extend the period specified in subsection (a) by an additional period that shall not exceed 30 days.", the MEI Commissioner decided that special conditions exist for extending the deadline for the submission of the required materials as part of the investigation for 10 days until March 10, 2024, due to constraints presented by the parties following the Iron Swords war. The main reasons for the delays in the preparation of the materials were due to the absence of many workers as part of the extensive recruitment in Israel for the reserve service and due to the unique complexity of the Israeli cannabis market where many players are required to submit data, both as producers and importer. The Company has submitted the relevant questionnaires regarding its subsidiaries Focus and IMC Pharma, which are included in the investigation, as well as for its subsidiary Rosen Highway which is not included but is a significant importer in Israel.

On June 18, 2024, the Ministry of Economy and Industry announced that it has decided to postpone the final deadline for obtaining its preliminary decision until July 18, 2024.

On July 10, 2024, the MEI Commissioner published a preliminary decision regarding the investigation and findings determining that there is dumping and consequent injury, on the basis of best information available. The Company is evaluating the preliminary decision and its potential impact on the Company and its subsidiaries. Focus And IMC Pharma submitted their response on August 23, 2024, as required by the preliminary decision.

As part of the preliminary decision, the MEI Commissioner determined that a temporary guarantee is not necessary at this stage, and the Company is now awaiting the MEI Commissioner’s final decision. This decision must be approved by the Ministry of Economy’s Director General, following consultation with the Ministry of Finance’s Budgets Director. The local growers have filed an administrative petition against the MEI Commissioner’s decision not to impose a temporary guarantee. The company submitted a request to the court to join the petition to argue against the claims of the local growers and the request was approved by the court. A hearing on the petition has not yet been scheduled. The Company will file its arguments to the court on November 21, 2024.

On November 10, 2024, the MEI Commissioner published the final report on the investigation into cannabis imports from Canada, recommending the imposition of tax levies.

Management’s Discussion and Analysis
According to the recommendations, a tax of 175% will be imposed on cannabis imports from Canadian companies that did not cooperate with the investigation, while major importers that participated will be subject to lower tax rates, starting at 2% and increasing incrementally. The Company is currently reviewing these recommendations and considering steps to prevent or mitigate the final decision.

On November 24, 2024, the Company submitted its formal response to the advisory committee, which is responsible for developing and submitting recommendations to the Minister of Treasury prior to the minister's final decision in this regard. It is currently uncertain when the advisory committee will conclude its deliberations or what outcome can be anticipated at this stage.

On December 11, 2024, the Advisory Committee held its first meeting where the Company participated and presented its arguments against the imposition of dumping tax. The Advisory Committee has not yet sent its recommendations to the Minister of Treasury nor published any recommendations. Following the first meeting, the Company sent a letter to the Advisory Committee, presenting both new and existing arguments for consideration before the Committee submits its recommendations to the Minister of Treasury.

On January 26, 2025, the Jerusalem District Court held a hearing on the administrative petition filed by the local growers seeking to impose a temporary guarantee. The judge recommended that the local growers withdraw their petition. The local growers subsequently submitted their consent to withdraw the petition without costs being imposed. The parties had to submit their response regarding the request to waive costs by February 4, 2025.

On February 4, 2025, the Company submitted its response, stating that it is not waiving costs from the local growers. Following this, the Court decided to close the petition without costs.

On April 10, 2025, the Minister of Economy and Industry, Mr. Nir Barkat, decided to fully adopt the recommendations of the Public Advisory Committee and impose an anti-dumping tax of up to 165% on imported medical cannabis flowers from Canada, for a period of four years. The tax is intended to assist Israeli growers against unfair competition from imported Canadian cannabis sold at dumped prices, which threatens the viability of the local industry. The tax will take effect following the approval of the Minister of Treasury and the Finance Committee of the Knesset (the Israeli Parliament). Minister Barkat's decision followed a complex process, during which he was temporarily barred from involvement due to a conflict of interest. Efforts to assign the matter to another minister were unsuccessful, and Barkat ultimately resumed responsibility and made the decision amid strong lobbying efforts both for and against the tax.

On April 24, 2025, the Minister of Treasury issued his final decision, rejecting the recommendation to impose anti-dumping levies on cannabis imports from Canada. The Minister's decision was based on a comprehensive review of the investigation findings, the Commissioner’s recommendation, the advisory committee’s conclusions, the position of the Competition Authority, the Ministry of Health’s views, and additional public comments. After hearing all relevant parties, including local growers and importers, and consulting with Ministry of Finance experts, the Minister concluded that imposing the levy would harm the macroeconomic development of the local cannabis market and the broader Israeli economy. He emphasized that the cannabis sector is still developing, that competition has significantly improved product quality and reduced prices, and that maintaining competitive pressure from imports is essential for the industry’s healthy growth and global competitiveness. Nonetheless, on April 29, 2025, the Minister of Economy and Industry issued his final decision, rejecting the objections raised against the imposition of the anti-dumping levy. In his statement, the Minister concluded that the objections did not meet the legal standards set by applicable law and the Attorney General’s guidelines. He further stated that, in the absence of any substantive legal refusal submitted within the statutory timeframe, there was no basis to delay or prevent the imposition of the levy. Accordingly, he decided to proceed with promoting the anti-dumping tax. However, pursuant to the Trade Levies and Defense Measures Law, the final authority on whether to impose such levies lies with the Minister of Treasury. In light of this, and in response to the apparent contradiction between the decisions of the Minister of Economy and the Minister of Treasury, the Company has sent formal letters to the Attorney General of the Government and to the Legal Advisor of the Knesset, requesting their determination that the Minister of Economy's decision to proceed despite the Minister of Treasury’s rejection is not in accordance with the law.

Management’s Discussion and Analysis
REGULATORY FRAMEWORK IN GERMANY

On March 10, 2017, the German federal government enacted bill Bundestag- Drucksache 18/8965 – Law amending narcotics and other regulations that amended existing narcotics legislation to recognize cannabis as a form of medicine and allow for the importation and domestic cultivation of medical cannabis products.

Under the updated legislation, cannabis is listed in Annex 3 to the Federal Narcotics Act (“BtMG”) as a “marketable narcotic suitable for prescription”. Until the Act on the Handling of Consumer Cannabis (“KCanG”) came into force on 1 April 2024, legalization in Germany applied only to cannabis for medicinal purposes under state control in accordance with the Narcotic Convention.

Currently, the production, distribution, exportation and importation of medical cannabis products in Germany is legal, subject to regulations and licensing requirements. Operations involving adult-use recreational cannabis products became legal under certain conditions defined in the KCanG. This development has its origins in the fact that the current German government has declared in the coalition agreement at the end of 2021 its intention to open up the German market also in the adult-use recreational market.

In October 2022, a key points paper10 on the controlled supply of cannabis to adults for consumption purposes, although a restructuring of the existing regulatory framework on cannabis in general was also discussed, published by the cabinet, which was submitted to the European Union Commission for a preliminary legal examination. In this respect, the Federal Government issued a declaration of interpretation with regard to existing international agreements governing the adult-use recreational cannabis usage and submitted a draft law to the European Union Commission within the framework of a notification.

After a long political debate, the German Bundestag approved the federal government's draft law "on the controlled use of cannabis" (BT Drs. 20/870411, BT Drs. 20/876312, BT-Drs. 20/1042613) on Friday, 23 February 2024. The draft law (BT Drs. 20/8704) then came into force on 1 April 2024. An adjustment has already been made by Article 1 of the Act of 20 June 2024 (BGBl. 2024 I No. 207)14. Some components of the KCanG, which deal with so-called consumer cannabis, came into force on 1 July 2024 (such as the possibility to apply for a permission to grow by and distribute recreational cannabis to members of a cultivation association. The entry into force of the law also had direct consequences for medicinal cannabis, which is the subject matter of Art. 2 (Medical Cannabis Act - MedCanG) and 3 (BtMG) of the law.

10 https://www.bundesgesundheitsministerium.de/fileadmin/Dateien/3_Downloads/Gesetze_und_Verordnungen/GuV/C/Kabinettvorlage_Eckpunktepapier_Abgabe_Cannabis.pdf (in German language).

Management’s Discussion and Analysis
 With the entry into force, cannabis is no longer a narcotic by definition and is therefore no longer subject to the BtMG. The definition in Annex 3 of the BtMG was be replaced by that in Section 2 MedCanG: "Cannabis for medical purposes: plants, flowers and other parts of plants belonging to the genus Cannabis that are grown for medical purposes under state control in accordance with Articles 23 and 28(1) of the Single Convention on Narcotic Drugs of 1961 of 30 March 1961 (Federal Law Gazette 1973 II p. 1354), as well as delta-9-tetrahydrocannabinol including dronabinol and preparations of all the aforementioned substances". However, the narcotics regulations were replaced by comparable regulations and authorisations. The Federal Institute for Drugs and Medical Devices (BfArM) will remain responsible for the latter as a higher federal authority.

From a regulatory perspective, medicinal cannabis remains a medicinal product or an active pharmaceutical ingredient, meaning that the requirements under medicinal product law will remain in place. As a result, the marketing of irradiated products continues to require a marketing authorisation in accordance with the Ordinance on Medicinal Products Treated with Radioactive or Ionising Radiation (AMRadV). Only the narcotics licence pursuant to Section 3 BtMG is replaced by a new licence pursuant to the Medicinal Cannabis Act (MedCanG) (see Section 1), which, however, largely corresponds to the previous provisions of the BTMG regarding the application process and general regulations. However, there are the following differences that are new due to the entry into force: Medicinal cannabis no longer has to be stored and transported like a narcotic. The corresponding safety precautions no longer apply, meaning that compliance with the provisions of pharmaceutical law is sufficient. The so-called semi-annual reports will be replaced by annual reports. The requirements for the person responsible for medicinal cannabis are slightly reduced compared to those for narcotics. A prescription of medicinal cannabis is possible without the need to use the form for prescription for narcotics. A normal prescription is sufficient.

However, it is likely to be of great importance that the cultivation of medicinal cannabis based on Section 17 MedCanG is no longer subject to public tenders, but - like the trading licence - is ultimately subject to a two-stage authorisation (at state level regarding the pharmaceutical regulations and at federal level with regard to the fact that it is medicinal cannabis).

Medical cannabis in Germany must comply with the corresponding monographs of the German and European pharmacopoeia. Currently, there are still (non-harmonised) national pharmacopoeial monographs for cannabis flowers (e.g. in the German Pharmacopoeia (Deutsches Arzneibuch (DAB)) and cannabis extracts (DAB) in the EU. The Committee on Herbal Medicinal Products (HMPC) as the European Medicines Agency’s (EMA) committee responsible for compiling and assessing scientific data on herbal substances, preparations and combinations, announced that in view of uniform EU quality requirements (including with respect to import and export of cannabis), further European Pharmacopoeia (Ph. Eur.) Cannabis monographs are in preparation.

The European Pharmacopoeia (Ph. Eur.) Suppl. 11.5 is published and contains the new Ph. Eur. Monograph on cannabis flowers and the new Ph. Eur. Monograph on Cannabidiol (CBD). According to the current status, the Ph. Eur. Monograph on Cannabis Flowers shall replace the currently existing national monographs (NL, DK, D and CH) from the official implementation date (1 July 2024). According to the BfArM, the texts of addendum 11.5 in English and French have been declared provisionally applicable. However, the German translation and the announcement also provide for transitional regulations that will make the use of the monograph in the DAB legal until mid-2025. The new monograph on cannabis flowers includes Starting materials for the production of extracts, medicinal products that can be prescribed as such (herbal medicinal products) that are taken by patients by inhalation or oral administration. There are not entirely irrelevant changes compared to the German monograph.

11 https://dserver.bundestag.de/btd/20/087/2008704.pdf (in German language).
12 https://dserver.bundestag.de/btd/20/087/2008763.pdf (in German language).
13 https://dserver.bundestag.de/btd/20/104/2010426.pdf (in German language).
14 https://www.recht.bund.de/bgbl/1/2024/207/VO.html.

Management’s Discussion and Analysis
All BtMG permit applications had to specify the strains and estimated quantities of medical cannabis involved and any subsequent changes had to be reported to the Federal Opium Agency of Germany. The same applies regarding Sections 7, 8 MedCanG in relation to the authorisation to trade in medicinal cannabis, although it is now apparent that no expected annual quantities are to be specified. However, it can be assumed that the BfArM nevertheless enquire about these due to the (albeit somewhat reduced compared to the BtMG) reporting obligations in Sections 16 and 17 MedCanG and the Foreign Narcotics Trade Regulation, which remains applicable (see Section 14 MedCanG).

CBD is neither a real subject to the KCanG nor to the MedCanG. Only in Section 1 No. 3 KCanG is there a definition and in Section 1 No. 8 b) KCanG the exemption of CBD from the term cannabis and in Section 2 para. 2 No. 1 KCanG the exemption from the prohibition of extraction of the cannabis plant, which permits the extraction of CBD, even if it does not contain any further regulations on CBD in isolation. With regard to synthetic CBD, a different set of regulations is important: the handling of cannabimimetics/synthetic cannabinoids is prohibited in accordance with Section 2 of the Annex in conjunction with Section 3 of the New Psychoactive Substances Act (NpSG). Product-specific regulations relating to CBD can be found in other regulations. Thus, Annex 1 of the Ordinance on the Prescription of Medicinal Products stipulates that CBD is in principle subject to prescription but does not specify a minimum quantity or a specific dosage form.

If we examine the food sector, a distinction is made between products that naturally contain CBD and those that consist of or contain extracted CBD; the European Commission considers the latter to be novel foods under Regulation (EU) 2015/2283, which require authorisation before being placed on the market. Although applications for such authorisation have been submitted, the European Commission believes that they contain at least insufficient data on safety in food use, meaning that none of the applications can currently lead to authorisation. Against this background, various products containing CBD can be found on the German market. There are currently various court decisions that problematise CBD in foods (especially food supplements) and in cosmetics (especially mouth oil). On the one hand, CBD is regarded as a medicinal product or as a novel food subject to authorisation and therefore unsuitable for use in a foodstuff, and on the other hand as unsuitable for cosmetic use in the mouth, as CBD would ultimately be consumed in this case (like a foodstuff and therefore to be regarded as foodstuff).

Cultivation in Germany and Distribution of Medical Cannabis Cultivated in Germany

The Past:

The Federal Opium Agency of Germany’s Federal Institute for Drugs and Medical Devices (“BfArM”) formed a cannabis division (the “Cannabis Agency”) to oversee cultivation, harvesting, processing, quality control, storage, packaging and distribution to wholesalers, pharmacists and manufacturers. The Cannabis Agency also regulated pricing of German-produced medical cannabis products and served as an intermediary of medical cannabis product sales between manufacturers, wholesalers and pharmacies on a non-profit basis so far. In late 2018, the Cannabis Agency issued a call for tenders to award licenses for local medical cannabis cultivation and distribution of German-cultivated medical cannabis products (the “German Local Tender”). The Cannabis Agency served as an intermediary in the supply chain between such cultivation and distribution. In April 2019, three licenses for local cultivation were granted. In consequence three companies in Germany received the permission to cultivate on behalf of the Cannabis Agency of the BfArM.

Management’s Discussion and Analysis
Current Situation:

With the entry into force of the MedCanG, the granting of licences for domestic cultivation is no longer subject to tendering but governed by §§ 4 et seq. MedCanG. The previously time-consuming tendering and awarding of contracts for the domestic cultivation of cannabis for medical purposes by the Cannabis Agency and the subsequent purchase and distribution of the domestic harvest yields by the Cannabis Agency from the economic operators determined during the tendering procedure are no longer necessary in future. Ultimately, only the corresponding licences in accordance with the MedCanG and the AMG are required in compliance with the respective conditions and the associated regulations.

Import volumes and procedures

The past and present regime permits the importation of cannabis plants and plant parts for medicinal purposes under state control subject to the requirements under the Narcotic Convention, according to which, Germany must estimate the expected demand of medical cannabis products for medical and research purposes for the following year and report such estimates to the International Narcotics Control Board.

As a prerequisite to obtaining a German import license, the supplier must grow and harvest in compliance with EU-GACP-Guidelines and manufacture in compliance with EU-GMP-Guidelines and certifications, or alternatively, it is a pure EU-GACP product, and the EU-GMP manufacturing steps then take place in Germany. With regard to imports from third countries and the associated testing and assessment of EU GMP compliance, the relevant pharmaceutical regulations remain in force, which also provide for on-site inspections by the EU authorities, provided that no MRA or similar is in force for the specific product type. All medical cannabis products imported to Germany must derive from plant material cultivated in a country whose regulations comply with the Narcotic Convention and must comply with the relevant monographs described in the German and European pharmacopeias.

Dispensing Exclusively via Pharmacies

Medical cannabis products imported pursuant to an import license under the MedCanG and AMG permits are sold exclusively to pharmacies for final dispensing to patients on a prescription basis as ‘magistral preparations’, a term used in Europe to refer to medical products prepared in a pharmacy in accordance with a medical prescription for an individual patient. Magistral preparations require certain manufacturing steps in the pharmacy. Such manufacturing steps of the pharmacist typically include the testing and dosing of pre-packaged cannabis inflorescences (typically referred to as “flos”), medical cannabis products for oral administration (dronabinol), medical cannabis products for inhalation upon evaporation and medical cannabis-infused teas. In addition to magistral preparations, medical cannabis products are also marketable as pre-packaged, licensed drugs (e.g. Sativex®).

NO U.S. CANNABIS-RELATED ACTIVITIES

The Group does not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities.

RISK FACTORS

The Company has implemented risk management governance processes that are led by the Board, with the active participation of management, and updates its assessment of its business risks on an annual basis. Notwithstanding, it is possible that the Company may not be able to foresee all the risks that it may have to face. The market in which IM Cannabis currently competes is complex, competitive and changing rapidly, and its business is subject to risks inherent in a high growth, heavily regulated enterprise, and the Company has identified certain risks pertinent to the Group’s business that may have affected or may affect the Group’s business, financial conditions, results of operations and cash flows, as further described throughout this MD&A and under “Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 available on the Company’s profile on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov/edgar (the “Annual Report”). For additional risk factors, readers are directed to the Annual Report. Sometimes new risks emerge, and management may not be able to predict all of them or be able to predict how they may cause actual results to be different from those contained in forward looking statements. Readers of this MD&A should not rely upon forward looking statements as a prediction of future results.

Management’s Discussion and Analysis
CREDIT RISK

The maximum credit exposure as of March 31, 2025, is the carrying amount of cash and cash equivalents, trade receivables and other current assets. The Group does not have significant credit risk with respect to outstanding trade receivables. All cash and cash equivalents are placed with major Israeli financial institutions.

Loan receivable credit risk is managed by each loan separately according to the Company’s policy, procedures and control relating to the borrower’s credit risk management. At the end of each period, the individual loan values are assessed based on a credit risk analysis.

The expected credit loss analysis is generally based on management’s understanding of the borrower’s experience/integrity, financial health, business plans, capacity, products, customers, contracts, competitive advantages/disadvantages, and other pertinent factors when assessing credit risk. This would also include the assessment of the borrower’s forecasts as well as taking into consideration any security and/or collateral the Company has on the outstanding balance.

LIQUIDITY RISK

As of March 31, 2025, the Group's financial liabilities with liquidity risk consist of trade payables and other accounts payable which have contractual maturity dates within one year, bank loans and, checks receivables and lease liabilities. The Group manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Group's working capital position at March 31, 2025, management considers liquidity risk to be high.

CURRENCY RATE RISK

As of March 31, 2025, a portion of the Company's financial assets and liabilities are held in Euro and NIS consisting of cash in the amount of EUR 569 thousand (approximately $884) and NIS 1,282 thousand (approximately $495), respectively. The Company's objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting with third parties in NIS to the greatest extent possible. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant at this point of time.

SHARE PRICE RISK

The Group's investments in unlisted shares are sensitive to market price risk arising from uncertainties about future value of these investments. The Group manages the price risk through diversification and by placing limits on individual and total investment in shares. The Company's Board of directors reviews and approves all decisions related to investments in shares. At the reporting date, the Group's exposure to investments in unlisted shares measured at fair value was $1,598.

TAX REMITTANCE

The Company is subject to the provisions of the ITA12 and to review by CRA13. The Company files its annual tax compliance based on its interpretation of the ITA and CRA’s guidance. There is no certainty that the returns and tax position of the Company will be accepted by CRA as filed. Any difference between the Company’s tax filings and CRA’s final assessment could impact the Company’s results and financial position.

Management’s Discussion and Analysis
There can be no assurance that income tax laws or the interpretation thereof in any of the jurisdictions in which the Company operates will not be changed or interpreted or administered in a manner which adversely affects the Company and its shareholders. In addition, there is no assurance that CRA will agree with the manner in which the Company calculates taxes payable or that any of the other tax agencies will not change their administrative practices to the detriment of the Company or its shareholders.

By Notice of Assessment for Excise Tax dated October 23, 2023 and covering the period January 1, 2020 to December 31, 2020, the Company was assessed tax on insurance of approximately $199, arrears interest of approximately $36 and a failure to file penalty of approximately $8 (collectively, the “2020 Assessment”).

By Notice of Assessment for Excise Tax dated October 23, 2023 and covering the period January 1, 2021 to December 31, 2021, the Company was assessed excise tax on insurance of approximately $73, arrears interest of approximately $2 and a failure to file penalty of approximately $1 (collectively, the “2021 Assessment”).

If a person files a Notice of Objection (Excise Tax Act), the CRA cannot take collection action on amounts in dispute until 90 days after the Notice of Decision is sent to that person. However, interest and penalty continue to accrue on any amount owing.

On November 29, 2023, the Company filed Notices of Objection (Excise Tax Act) to the 2020 Assessment and the 2021 Assessment. Therefore, the CRA cannot take collection action on the amounts noted above until 90 days after Notices of Decision are sent to the Company.

On April 26, 2024, the Company received a letter from the CRA that the Notice of Assessment for Excise Tax that the Company objected to will be voided and no outstanding balance will be owed with respect to such assessments. Based on the forgoing, this matter has been resolved to the Company's satisfaction and the objections were finalized.

CYBERSECURITY RISKS

The Company’s information systems and its third-party service providers and vendors are vulnerable to increasing threat of continually evolving cybersecurity risks, resulting in data breaches and data losses. These risks arising from events including without limitation malware, computer viruses, employee error, extortion, malfeasance, system errors, and hacking. In order to minimize the risk of these events from occurring, the Group is performing timely maintenance, upgrade and replacement of networks, equipment, IT systems and software and other protective measures. However, any failure or delay in maintaining, upgrading or replacing such systems and software could materially increase the risk of cybersecurity incident and data breach or data loss, and the Company may experience operational delays, information system failures, and/or increases in capital expenses. Ultimately, the Company’s business, financial condition, operating results and reputation may be impacted adversely by such occurrences.

The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Management’s Discussion and Analysis
CONSOLIDATION OF CERTAIN FINANCIAL RESULTS UNDER IFRS 10 AND MAINTENANCE OF COMMON CONTROL

The Company complies with IFRS 10, which applies a single consolidation model using a definition of “control” that requires an investor (as defined in IFRS 10) to consolidate an investee (as defined in IFRS 10) where: (i) the investor has power over the investee; (ii) the investor has exposure or rights to variable returns from involvement with the investee; and (iii) the investor can use its power over the investee to affect the amount of the investor’s returns.

Subsequent to the restructuring of IMC Holdings on April 2, 2019, the Company analyzed the terms of the contractual agreements with Focus in accordance with IFRS 10 to conclude whether it should continue to consolidate the accounts of Focus in its financial statements.

Under IFRS 10, consolidation occurs when an investor can exercise control over an investee. Control is achieved through voting rights or other evidence of power. Where there are no direct holdings, under IFRS 10, an investor (as defined in IFRS 10) should consider other evidence of power and ability to unilaterally direct an investee’s (as defined in IFRS 10) relevant activities. In view of the contractual agreements and the guidance in IFRS 10, notwithstanding that the Company has no direct or indirect ownership of Focus Medical, it has sufficient rights to unilaterally direct the relevant activities (a concept known as “de facto control”), mainly due to the following:

(a)	the Company receiving economic benefits from Focus (and the terms of the contractual agreements between the Company and Focus cannot be changed without the approval of IMC Holdings);

(b)	IMC Holdings holds 74% interest in Focus;

(c)
Messrs. Shuster and Gabay each being a director of Focus (while Mr. Shuster concurrently being a CEO, director, and substantial shareholder of the Company and Mr. Gabay concurrently being a substantial shareholder of the Company); and

(d)	the Company providing management and support activities to Focus through a services agreement.

Accordingly, under IFRS 10, the Company has “de facto control” over Focus, and therefore consolidates the financial results of Focus in the Company’s financial statements.

Any failure of the Company or Messrs. Oren Shuster and Rafael Gabay to maintain “de facto control” over Focus as defined under IFRS 10 could alter the Company’s consolidation model, potentially resulting in a material adverse effect on the business, results of operations and financial condition of the Company.

On November 30, 2023, IMC Holdings acted to exercise its option to purchase the divested 74% interest in Focus held by Oren Shuster, and Rafael Gabay by submitting a request to the "IMCA," an agency operated by the Israeli Ministry of Health that will allow the option exercise.

On February 26, 2024, IMCA approved the persons who will be acting on behalf on IMC Holding pursuant to the exercise of the option, allowing to complete the transaction.

On February 26, 2024, IMC Holdings has exercised its option and as of that date, IMC holds 74% in Focus. The Company will continue to consolidate the financial results of Focus in the Company’s financial statements.

POSSIBLE DIRECT INVOLVEMENT IN THE ISRAELI CANNABIS INDUSTRY

According to current Israeli regulatory medical cannabis framework, any engagement in Cannabis Activities requires receiving the applicable license from the “IMCA”, an agency operated by the Israeli Ministry of Health, which requires, among other things, pre-approvals by the IMCA (the “IMCA Pre-Approval Requirement”) of the directors, officers and shareholders holding 5% or more of the shares of the license applicant (“Material Holders”), and of all directors, officers and shareholders that become Material Holders following the grant of the applicable license. Therefore, if the Company will be considered by the IMCA as directly engaged in Cannabis Activities the aforementioned approvals by the IMCA might apply, on future security holdings, as described above.

Management’s Discussion and Analysis
Furthermore, any failure of the Company or its shareholders to comply with the IMCA Pre-Approval Requirement may impact the Group’s ability to continue operating in compliance with any licenses to engage in Cannabis Activities or to renew such licenses. Any inability of the Group to maintain licenses for Cannabis Activities in good standing may result in a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

COMPANY’S ABILITY TO CONTINUE AS A GOING CONCERN

The Group’s current operating budget includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures, including cost saving plans. In 2025 the company will continue its efforts for efficiency operations.

Despite the cost savings plan as described above, the projected cash flows for 2025 indicates that it is uncertain that the Group will generate sufficient funds to continue its operations and meet its obligations as they become due. The Group continues to evaluate additional sources of capital and financing. However, there is no assurance that additional capital and or financing will be available to the Group, and even if available, whether it will be on terms acceptable to the Group or in amounts required.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

CONFLICT AND POLITICAL INSTABILITY IN EASTERN EUROPE

Throughout 2024 and continuing into Q1 2025, global financial markets have experienced elevated levels of volatility driven by persistent uncertainty around the timing, scale, and impact of monetary policy responses to inflationary pressures, as well as ongoing geopolitical instability stemming from Russia’s invasion of Ukraine. This volatility has resulted in a decline in the level of activity in the financial markets. Continued market volatility or uncertainty related to actions taken or to be taken by central banks, a decline in the global macroeconomic outlook, including as a result of Russia’s invasion of Ukraine and the threat, or outbreak of more widespread armed conflict in Eastern Europe would cause financial market activity to continue to decrease, which would negatively affect the Group’s revenues and capital markets activity.

CONFLICT AND POLITICAL INSTABILITY IN ISRAEL - THE IRON SWORDS WAR

The Group is vulnerable to the political, economic, legal, regulatory, and military conditions affecting Israel and the Middle East. Armed conflicts between Israel and its neighbouring countries and territories occur periodically in the region and may adversely affect the Group’s business, results of operations and financial condition. In addition, the Group may be adversely affected by other events or factors affecting Israel such as the interruption or curtailment of trade between Israel and its trading partners, or any restrictions or pressure on the Group’s partners or customers or others to prevent or discourage them from doing business activities with Israel or Israeli businesses, a significant downturn in the economic or financial condition of Israel, a significant downgrading of Israel’s internal credit rating, labour disputes and political instability, including riots, uprisings and government failures. Restrictive laws or policies directed towards Israel or Israeli businesses could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects.

Management’s Discussion and Analysis
Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm the Group’s results of operations, and could make it more difficult for us to raise capital. Parties with whom the Group does business may decline to travel to Israel during periods of heightened unrest or tension, forcing the Group to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

Furthermore, under Israeli law, citizens and permanent residents of Israel are obligated to perform military reserve duty for extended periods of time and are subject to being called to active duty at any time under emergency circumstances. In response to increased hostilities, there have been periods of significant call-ups of military reservists.

On October 7, 2023, a war between the terror organization Hamas and Israel began. This war has an impact on the Company's business operations. The Company has also suffered a negative impact continuing also in Q4 2024. The Company has experienced damages to its ability to function, affecting various aspects, including employees, supplies, imports, sales, and more. During the first quarter of 2025, the company did not suffer negative impact.

It is possible that there will be additional call-ups in the future, which may include officers and key personnel of the Group’s, which could disrupt business operations for a significant period of time.

JUDICIAL AND LEGISLATIVE REFORMS IN ISRAEL

Israel is undergoing political and social instability relating to the judicial and legislative reforms proposed by the current government, creating certain instability and uncertainty. This instability which has a certain effect on the activity of the financial markets may cause material impact on the Groups’ ability to operate in the Israeli market, which derives, among other, from: exposure to currency exchange rate and interest rate, reduced sales due to disruptive days and lower probability for capital investments.

On April 1, 2024, the April 2024 Israeli Cannabis Reform was implemented. For more information, see “April 2024 Israeli Cannabis Reform” above.

CCAA PROCEEDINGS

On September 14, 2023, a CCAA Termination Order was granted by the Honourable Justice Osborne (upon service on the Service List of an executed certificate and the above CCAA proceedings under the Companies Creditors’ Arrangement Act and the Stay Period were terminated without any further act or formality. On September 29th, 2023, Trichome Financial Corp. filed (or was deemed to have filed) an assignment (or a bankruptcy order was made against Trichome Financial Corp.), and Goldhar & Associates Ltd., was appointed as trustee of the estate of the bankrupt by the official receiver (or the Court). The first meeting of creditors of the bankrupt was held on October 17th, 2023.

Management’s Discussion and Analysis
As a direct or indirect shareholder of the entities that make up the Trichome Group, the Company was subject to the priorities of other stakeholders in the CCAA proceedings and ultimately did not realize any return in the restructuring of the Trichome Group business.

ANTI-DUMPING INVESTIGATION

The Company is subject to an ongoing anti-dumping investigation initiated by the Israeli Ministry of Economy and Industry into cannabis imports from Canada. This investigation, which began on January 18, 2024, examines whether such imports have caused or may cause harm to Israel’s local cannabis industry. The outcome of this investigation could result in the imposition of significant tax levies on cannabis imports, which may adversely affect the Company's operations, financial condition, and ability to compete in the Israeli market.

On November 10, 2024, the Commissioner issued a final report recommending the imposition of anti-dumping duties, with tax rates ranging from 2% to 175%, depending on the level of cooperation from the Canadian exporters. The Company has actively engaged in the process, submitting formal objections to the Advisory Committee, which is responsible for making recommendations to the Minister of Treasury before a final decision is made. The timeline and outcome of this process remain uncertain, and any unfavorable ruling could increase the cost of imported products, reduce profitability, and impact the Company's market position in Israel.

Additionally, the Company has been involved in legal proceedings related to this matter. On January 26, 2025, the Jerusalem District Court held a hearing on an administrative petition filed by local growers seeking to impose an immediate financial guarantee. The petition was withdrawn following the judge’s recommendation; however, future legal challenges remain possible.

There is no certainty regarding the final outcome of the anti-dumping investigation, the timing of the Minister of Treasury’s decision, or the extent to which any imposed tax levies may impact the Company’s business. If high tariffs or other restrictive measures are implemented, they could materially and adversely affect the Company's financial results, supply chain, and ability to conduct business in Israel.

ENVIRONMENTAL RISKS

The Group’s operations are subject to environmental and occupational safety laws and regulations in certain jurisdictions, concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and nonhazardous materials and wastes, and employee health and safety. The Group incurs ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Any failure to comply or maintain compliance with environmental and occupational safety laws and regulations may result in additional costs for corrective measures, penalties or restrictions on manufacturing operations and could have a material adverse effect on the business, results of operations and financial condition of the Group.

RISKS INHERENT IN THE AGRICULTURAL BUSINESS

The Company’s business involves the growing of cannabis products by third party suppliers, which are agricultural products. As such, the business is subject to the risks inherent in the agricultural business, such as pests, plant diseases and similar agricultural risks. Although, the third-party cultivators the Company partner with carefully monitor the growing conditions with trained personnel and applicable equipment, there can be no assurance that natural elements will not have a material adverse effect on the production of its products and results of operations. Any decline in production could have a material adverse effect on the Group’s business, operating results or financial condition.

Management’s Discussion and Analysis
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A may contain “forward-looking statements” or “forward-looking information,” within the meaning of applicable Canadian and United States securities legislation (collectively referred to herein as “forward-looking statements”). All statements other than statements of fact may be deemed to be forward-looking statements, including statements with regard to expected financial performance, strategy and business conditions. The words “believe”, “plan”, “intend”, “estimate”, “expect”, “anticipate”, “continue”, or “potential”, and similar expressions, as well as future or conditional verbs such as “will”, “should”, “would”, and “could” often identify forward-looking statements. These statements reflect management’s current expectations and plans with respect to future events and are based on information currently available to management including based on reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believes to be relevant as at the date such statements are made. No assurance can be given that the expectations in any forward-looking statement will prove to be correct and, as such, the forward-looking statements included in this MD&A should not be unduly relied upon. Forward-looking statements is by its nature prospective and requires IM Cannabis to make certain assumptions and is subject to inherent risks and uncertainties. All forward-looking statements are provided as of the date of this MD&A. The Company does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law.

Forward-looking statements in this MD&A may include, without limitation, forward-looking statements pertaining to:

•	the Company’s business objectives and milestones and the anticipated timing of execution;

•	the performance of the Company’s business, strategies and operations;

•	the Company’s intentions to expand the business, operations and potential activities of the Company;

•	the Company’s plans to expand its sales channels, distribution, delivery and storage capacity, and reach to medical cannabis patients;

•	the competitive conditions of the cannabis industry and the growth of medical or adult-use recreational cannabis markets in the jurisdictions in which the Company operates;

•	the competitive conditions of the industry, including the Company’s ability to maintain or grow its market share and maintain its competitive advantages;

•	statements relating to the Company’s commitment to responsible growth and compliance with the strictest regulatory environments;

•
the Company’s focus on providing premium cannabis products to medical patients in the jurisdictions in which the Company conducts business and any other jurisdiction in which the Company may conduct business in the future;

•	the Company’s plans to amplify its commercial and brand power to become a global high-quality cannabis player;

•	the Company’s primary goal of sustainably increasing revenue in its core markets;

•	the demand and momentum in the Company’s Israeli and Germany operations;

•	how the Company intends to position its brands;

Management’s Discussion and Analysis
•	the efficiencies and synergies of the Company as a global organization with domestic expertise in Israel and Germany;

•	expectations that providing high-quality, reliable supply to the Company’s customers and patients will lead to recurring sales;

•	expectations related to the Company’s introduction of new SKUs

•	anticipated cost savings from the reorganization of the Company and the completion thereof upon the timelines disclosed herein;

•	geographic diversification and brand recognition and the growth of the Company’s brands in the jurisdictions that the Company operates in or may expand to;

•	expectations related to the Company’s ability to address the ongoing needs and preferences of medical cannabis patients;

•	the Company’s retail presence, distribution capabilities and data-driven insights;

•	the future impact of the Regulations Amendment (as defined herein) regarding the transition reform from licenses to prescriptions for medical treatment of cannabis;

•	the Company’s continued partnerships with third party suppliers and partners and the benefits thereof;

•	the Company’s ability to achieve profitability in 2025;

•	the number of patients in Israel licensed by the Israeli Ministry of Health (“MOH”) to consume medical cannabis;

•	expectations relating to the number of patients paying out-of-pocket for medical cannabis products in Germany;

•	the anticipated decriminalization or legalization of adult-use recreational cannabis in Israel and Germany;

•	expectations related to the demand and the ability of the Company to source premium and ultra-premium cannabis products exclusively and competition in this product segment;

•	the anticipated impact of inflation and liquidity on the Company’s performance;

•	expectations with respect to the Company’s operating budget and the assumptions related thereto;

•	expectations relating to the Company as a going concern and its ability to conduct business under the ordinary course of operations;

•	expectations related to the collection the payment awarded in the Judgment and the chances of the claim advancing or the potential outcome of the Test Kits Appeal (as defined herein);

•	the continued listing of the Common Shares on Nasdaq and the CSE;

•	cannabis licensing in the jurisdictions in which the Company operates;

•	the renewal and/or extension of the Company’s licenses;

•	the Company’s anticipated operating cash requirements and future financing needs;

•	the Company’s expectations regarding its Gross Margins, EBITDA, Adjusted EBITDA, revenue, expenses, profit margins and operations;

•	the expected increase in revenue and margins in its Israeli medical cannabis market activities arising from its acquisitions;

•	future opportunities for the Company in Israel, particularly in the retail and distribution segments of the cannabis market;

•	future expansion and growth opportunities for the Company in Germany and Europe and the timing of such; and

•	contractual obligations and commitments.

Management’s Discussion and Analysis
With respect to the forward-looking statements contained in this MD&A, the Company has made assumptions regarding, among other things:

•	the Company has the ability to achieve its business objectives and milestones under the stated timelines;

•	the Company will succeed in carrying out its business, strategies and operations;

•	the Company will realize upon its intentions to expand the business, operations and potential activities of the Company;

•	the Company will expand its sales channels, distribution, delivery and storage capacity, and reach to medical cannabis patients;

•	the competitive conditions of the cannabis industry and the growth of medical or adult-use recreational cannabis in the jurisdictions in which the Company operates;

•	the competitive conditions of the industry will be favorable to the Company, and the Company has the ability to maintain or grow its market share and maintain its competitive advantages;

•	the Company will commit to responsible growth and compliance with the strictest regulatory environments;

•
the Company will remain focused on providing premium cannabis products to medical patients in the jurisdictions in which the Company conducts business and any other jurisdiction in which the Company may conduct business in the future;

•	the Company has the ability to amplify its commercial and brand power to become a global high-quality cannabis player;

•	the Company will maintain its primary goal of sustainably increasing revenue in its core markets;

•	the demand and momentum in the Company’s Israeli and Germany operations will be favorable to the Company;

•	the Company will carry out its plans to position its brands as stated;

•	the Company’s Company has the ability to realize upon the stated efficiencies and synergies the Company as a global organization with domestic expertise in Israel and Germany;

•	providing a high-quality, reliable supply to the Company’s customers and patients will lead to recurring sales;

•	the Company will introduce new SKUs;

•	the Company will realize the anticipated cost savings from its reorganization;

•	the Company has the ability to achieve geographic diversification and brand recognition and the growth of the Company’s brands in the jurisdictions that the Company operates in or may expand to;

•	the Company’s has the ability to address the ongoing needs and preferences of medical cannabis patients;

•	the Company has the ability to realize upon its retail presence, distribution capabilities and data-driven insights;

•	the future impact of the Regulations Amendment will be favorable to the Company;

•	the Company will maintain its partnerships with third parties, suppliers and partners;

•	the Company has the ability to achieve profitability in 2025;

•	the accuracy of number of patients in Israel licensed by the MOH to consume medical cannabis;

•	the accuracy of the number of patients paying out-of-pocket medical cannabis products in Germany;

•	the anticipated decriminalization or legalization of adult-use recreational cannabis in Israel and Germany will occur;

Management’s Discussion and Analysis
•	the Company has the ability to source premium and ultra-premium cannabis products exclusively and competition in this product segment;

•	the anticipated impact of inflation and liquidity on the Company’s performance will be as forecasted;

•	the accuracy with respect to the Company’s operating budget and the assumptions related thereto;

•	the Company will remain as going concern;

•	a favorable outcome with respect to the collection of the awards in successful judgements, and the success of other ongoing claims the Company is involved in;

•	the Company’s Common Shares will remain listed on the Nasdaq and CSE;

•	the Company’s ability to maintain cannabis licensing in the jurisdictions in which the Company operates;

•	the Company has the ability to obtain the renewal and/or extension of the Company’s licenses;

•	the Company has the ability to meet operating cash requirements and future financing needs;

•	the Company will meet or surpass its expectations regarding its Gross Margins, EBITDA, Adjusted EBITDA, revenue, expenses, profit margins and operations;

•	the Company will increase its revenue and margins in its Israeli medical cannabis market activities arising from its acquisitions;

•	the Company has the ability to capitalize on future opportunities for the Company in Israel, particularly in the retail and distribution segments of the cannabis market;

•	the Company will carry out its future expansion and growth opportunities for the Company in Germany and Europe and the timing of such; and

•	the Company will fulfill its contractual obligations and commitments.

Readers are cautioned that the above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include:

•	the Company’s inability to achieve its business objectives and milestones under the stated timelines;

•	the Company inability to carry out its business, strategies and operations;

•	the Company’s inability to realize upon its intentions to expand the business, operations and potential activities of the Company;

•	the Company will not expand its sales channels, distribution, delivery and storage capacity, and reach to medical cannabis patients;

•
the competitive conditions of the cannabis industry and the growth of medical or adult-use recreational cannabis markets will be unfavorable to the Company in the jurisdictions in which the Company operates;

•	the competitive conditions of the industry will be unfavorable to the Company, and the Company’s inability to maintain or grow its market share and maintain its competitive advantages;

•	the Company will not commit to responsible growth and compliance with the strictest regulatory environments;

Management’s Discussion and Analysis
•
the Company’s inability to remain focused on providing premium cannabis products to medical patients in the jurisdictions in which the Company conducts business and any other jurisdiction in which the Company may conduct business in the future;

•	the Company inability to amplify its commercial and brand power to become a global high-quality cannabis player;

•	the Company will not maintain its primary goal of sustainably increasing revenue in its core markets;

•	the demand and momentum in the Company’s Israeli and Germany operations will be unfavorable to the Company;

•	the Company will not carry out its plans to position its brands as stated;

•	the Company’s inability to realize upon the stated efficiencies and synergies of the Company as a global organization with domestic expertise in Israel and Germany;

•	providing a high-quality, reliable supply to the Company’s customers and patients will not lead to recurring sales;

•	the Company will not introduce new SKUs;

•	the Company’s inability to realize upon the anticipated cost savings from the reorganization;

•	the Company’s inability to achieve geographic diversification and brand recognition and the growth of the Company’s brands in the jurisdictions that the Company operates in or may expand to;

•	the Company’s inability to address the ongoing needs and preferences of medical cannabis patients;

•	the Company’s inability to realize upon its retail presence, distribution capabilities and data-driven insights;

•	the future impact of the Regulations Amendment will be unfavorable to the Company;

•	the Company will not maintain its partnerships with third party suppliers and partners;

•	the Company’s inability to achieve profitability in the next quarters of 2025;

•	the inaccuracy of number of patients in Israel licensed by the MOH to consume medical cannabis;

•	the inaccuracy of the number of patients paying out-of-pocket for medical cannabis products in Germany;

•	the anticipated decriminalization or legalization of adult-use recreational cannabis in Israel and Germany will not occur;

•	the Company’s ability to source premium and ultra-premium cannabis products exclusively and competition in this product segment;

•	the anticipated impact of inflation and liquidity on the Company’s performance will not be as forecasted;

•	the inaccuracy with respect to the Company’s operating budget and the assumptions related thereto;

•	the Company will not remain as going concern;

•	an unfavorable outcome of legal proceedings the Company is involved in;

•	an unfavorable outcome with respect to the collection of the award in the Judgment of the Test Kits Appeal and the Company being unsuccessful in other ongoing claims the Company is involved in;

•	the Company’s Common Shares will not remain listed on the Nasdaq and CSE;

•	the Company’s inability to maintain cannabis licensing in the jurisdictions in which the Company operates;

•	the Company’s inability to obtain the renewal and/or extension of the Company’s licenses;

Management’s Discussion and Analysis
•	the Company’s inability to meet operating cash requirements and future financing needs;

•	the Company will not meet or surpass its expectations regarding its Gross Margins, EBITDA, Adjusted EBITDA, revenue, expenses, profit margins, and operations;

•	the Company will not increase its revenue and margins in its Israeli medical cannabis market activities arising from its acquisitions;

•	the Company’s ability to capitalize on future opportunities for the Company in Israel, particularly in the retail and distribution segments of the cannabis market;

•	the Company will not carry out its future expansion and growth opportunities for the Company in Germany and Europe and the timing of such; and

•	the Company will not fulfill its contractual obligations and commitments.

Readers are cautioned that the foregoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect the business, operations or financial results of the Company are detailed under the headings “Risk and Factors” and “Contingent Liabilities and Commitments” of this MD&A. The Company and management caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company and management assume no obligation to update or revise them to reflect new events or circumstances except as required by applicable securities laws.

Additional information about the assumptions, risks and uncertainties of the Company’s business and material factors or assumptions on which information contained in forward-looking statements is based is provided in the Company’s disclosure materials, including in this MD&A under “Legal and Regulatory – Risk Factors” and the Company’s Annual Report under “Risk Factors”, available on the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

All forward-looking statements in this MD&A is qualified by these cautionary statements.

ADDITIONAL INFORMATION

Additional information about the Company, including its Annual Report, is available on the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

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